Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the associated preferred share purchase rights)
of
Gateway, Inc.
at
$1.90 Net Per Share
by
Galaxy Acquisition Corp.,
wholly owned subsidiary of
Acer Inc.

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 1, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2007, among Acer Inc., a company organized under the laws of the Republic of China (“Acer”), Galaxy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acer (the “Purchaser”), and Gateway, Inc., a Delaware corporation (“Gateway” or the “Company”). The Purchaser is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A. (together, the “Shares”), at a price of $1.90 per Share, net to the seller in cash, without interest thereon (such price, or any higher price paid pursuant to this offer is referred to in this Offer to Purchase as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with amendments or supplements hereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with amendments or supplements thereto, the “Letter of Transmittal”). Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Gateway (the “Merger”), and Gateway will be the surviving corporation. This Offer to Purchase and the related Letter of Transmittal together constitute the “Offer.”

The Gateway board of directors by unanimous vote has determined that it is advisable and in the best interests of the Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Gateway and its stockholders. Accordingly, the Gateway board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration date of the Offer that number of Shares, considered together with all other Shares beneficially owned by Acer and its affiliates, that would represent at least a majority of the total number of Shares outstanding at the expiration date of the Offer on a “fully diluted basis” (which assumes conversion or exercise of all then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares, but only to the extent then so convertible, exchangeable or exercisable, vested (if applicable), and in-the-money at the Offer Price in each case, other than potential dilution attributable to the Rights on the date the Shares are accepted for payment), the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Canadian Competition Act, and the review period under the Fair Trade Act of 2002 of the Republic of China, having expired or been terminated, and the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) (including, if applicable, any investigation commenced thereunder) having expired or been terminated. The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of Gateway may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

This Offer to Purchase and the accompanying Letter of Transmittal contain important information, and you should read these documents carefully and in their entirety before making a decision with respect to the Offer.

September 4, 2007

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc., including all outstanding restricted stock and any shares of common stock that may be issued upon exercise of existing stock options after we commence the Offer, in each case, including the associated preferred share purchase rights.

References in this Summary Term Sheet to shares of Gateway common stock include all outstanding restricted stock and any shares of common stock that may be issued upon exercise of existing stock options after we commence the Offer, and, in each case, the associated preferred share purchase rights, except where the context otherwise requires.

Price Offered Per Share:	$1.90, net to the seller in cash.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Monday, October 1, 2007, unless we extend the Offer. As used in this Summary Term Sheet, “expiration date” means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires.

Purchaser:	Galaxy Acquisition Corp., a wholly owned subsidiary of Acer Inc.

Gateway Board Recommendation:	The Gateway board of directors unanimously recommends that the stockholders of Gateway accept the Offer and tender their Shares pursuant to the Offer.

The following are answers to some of the questions that you, as a stockholder of Gateway, may have. We urge you to read carefully the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares of Gateway common stock?

We are a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China. Our name is Galaxy Acquisition Corp. We are a Delaware corporation formed for the purpose of acquiring all of the outstanding shares of Gateway common stock. See the “Introduction” and Section 9 “Certain Information Concerning Acer and the Purchaser” of this Offer to Purchase.

How much are you offering to pay and do I have to pay any fees or commissions?

We are offering to pay $1.90 per share, net to you, in cash. You are responsible for paying any fees or expenses you incur in tendering your shares in the Offer. If you are the record owner of your shares and you tender your shares to Citibank, N.A., the depositary for the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You may be required to pay transfer taxes under certain circumstances described in the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Acer, our parent company, will provide us with sufficient funds to purchase all of the outstanding shares of Gateway common stock that are validly tendered, to consummate the Merger and perform our obligations under the Merger Agreement and to pay our fees and expenses. It is anticipated that all of these funds will be obtained from Acer’s general corporate funds or, if Acer elects, from borrowings from one or more banks or other financial institutions. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

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Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your shares in the Offer because:

•	we have sufficient funds available, through our parent company, Acer, to purchase all shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding shares of Gateway common stock and we will purchase these shares solely for cash; and

•	if we consummate the Offer, we will acquire any remaining shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the shares are not tendered in the Offer?

Yes. If the Offer is completed and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law), are satisfied or waived, we will merge with and into Gateway. If following the purchase of shares of Gateway pursuant to the Offer, we own shares of Gateway common stock representing a majority of the outstanding shares, we will be able to effect the Merger without the affirmative vote of any other Gateway stockholder. If following the purchase of shares of Gateway pursuant to the Offer, we own shares of Gateway common stock representing at least 90% of the outstanding shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger under Delaware law without any further action by the stockholders of Gateway. If the Merger takes place, Acer will own all of the shares of Gateway and, subject to appraisal rights under Delaware law, all remaining stockholders of Gateway (other than Gateway, Acer, the Purchaser or any other wholly owned subsidiary of Acer) will receive $1.90 per share in cash in the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not tendered their shares in the Offer and who have otherwise complied with applicable requirements of Delaware law would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” to this Offer to Purchase. See also Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

If I decide not to tender, how will the Offer affect my shares?

If the Merger takes place, you will receive the same amount of cash per share that you would have received had you tendered your shares in the Offer, subject to your right to pursue appraisal rights under Delaware law with respect to the Merger. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your shares and not tendering your shares in the Offer is that you will be paid earlier if you tender your shares in the Offer. However, if the Merger does not take place, the number of stockholders and the number of shares that are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on the New York Stock Exchange and, in fact, there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, Gateway may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, October 1, 2007, to tender your shares in the Offer, unless we extend the expiration date of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. On the expiration date of the Offer, if any of the conditions to our obligation to accept tendered shares have not been satisfied and we have not waived such conditions, we are required by the Merger Agreement to extend (and re-extend) the Offer until such time as those conditions are satisfied or waived, for one or more periods ending not later than December 31, 2007. If all conditions to the Offer have been satisfied as of December 31, 2007, other than conditions relating to expiration of certain waiting periods under anti-trust laws, expiration or termination of the period of time for any applicable review process under Exon-Florio (including, if applicable, any investigation commenced thereunder), or other actions or laws prohibit our purchase of shares pursuant to the Offer, we may continue to extend the Offer to not later than February 29, 2008. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

We may also elect to provide a “subsequent offering period,” which would be an additional period of up to 10 business days after the expiration date of the Offer and after we have purchased shares tendered during the Offer if the shares we acquire in the Offer (together with shares owned of record by Acer, us and our affiliates) represent less than 90% of the then-outstanding shares. During this subsequent offering period, stockholders would be permitted to tender, but not withdraw, their shares and receive the Offer Price. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform Citibank, N.A., the depositary for the Offer, of that fact, and we will make a public announcement of the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer. See Section 1 “Terms of the Offer” of this Offer to Purchase.

What is the “top-up option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding shares of Gateway common stock in the Offer, we have the option to purchase from Gateway at a price per share equal to the Offer Price up to the number of additional shares of Gateway common stock that, when added to the number of shares of common stock directly or indirectly owned by Acer or us at the time of exercise, constitutes one share more than 90% of the shares of Gateway common stock taking into account the issuance of the Shares pursuant to the Top-Up Option. The number of additional shares of Gateway common stock that we can purchase under this “top-up option” is limited to the number of then authorized and unissued shares of Gateway common stock (giving effect to shares reserved for issuance under company stock plans and for conversion of convertible notes) and may not be exercised if legal restrictions prohibit the exercise or additional legal authorization is required. If we exercise the top-up option, and as of the acquisition of shares under the option we and Acer would collectively own shares constituting 90% or more of the then-outstanding shares of Gateway common stock, we and Acer, as promptly as practicable following the exercise of the top-up option, will effect the Merger as a short-form merger under Delaware law, which means that we can effect the Merger without any further action by the stockholders of Gateway. See below Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” for a description of the top-up option.

What are the most significant conditions to the Offer?

We would not be obligated to purchase any shares if:

•	there has been validly tendered and not properly withdrawn prior to the expiration date of the Offer that number of shares, considered together with all other shares beneficially owned by Acer and its affiliates, that would not represent at least a majority of the total number of shares of Gateway common stock outstanding at the expiration date of the Offer on a “fully diluted basis” (which assumes conversion or exercise of all then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into or exercisable for shares, but only to the extent then so convertible, exchangeable or exercisable, vested (if applicable), and in-the-money at the Offer Price, in each case, other than potential dilution attributable to Rights on the date the shares are accepted for payment) (the “Minimum Tender Condition”);

•	the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Canadian Competition Act, and the review period under the Fair Trade Act of 2002 of the Republic of China, have not expired or otherwise been terminated; or

•	the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) (including, if applicable, any investigation commenced thereunder) has not expired or been terminated.

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase. We can waive some of these conditions without Gateway’s consent. However, we cannot waive the Minimum Tender Condition and certain other conditions to the Offer without Gateway’s consent.

How do I tender my shares?

If your shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for your shares and any other documents required by the Letter of Transmittal to Citibank, N.A., the depositary for the Offer.

If your shares are registered in your name and are held in book-entry form, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an “agent’s message” as described in Section 2 “Procedures for Tendering Shares of this Offer to Purchase;”

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an agent’s message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to Citibank, N.A., the depositary for the Offer; and

•	transfer your shares through book-entry transfer into the account of Citibank, N.A., the depositary for the Offer.

If your shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your shares be tendered in the Offer.

If you are unable to deliver any required document or instrument to Citibank, N.A., the depositary for the Offer, by the expiration date of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or before the expiration date of the Offer that the missing items will be received by the depositary within three NYSE trading days after the expiration date of the Offer. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period.

For additional information on the procedures for tendering your shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered shares?

You can withdraw shares at any time until the expiration date. Also, if we have not accepted and paid for your shares by November 3, 2007, you can withdraw shares at any time thereafter until we do accept your shares for payment. You will not have the right to withdraw shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such person to arrange for the withdrawal of your shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

When and how will I be paid for my tendered shares?

Subject to the satisfaction or waiver of the Offer conditions, as soon as possible after the expiration date of the Offer, we will accept for payment all validly tendered and not properly withdrawn shares. As promptly as practicable after the acceptance for payment of shares tendered pursuant to the Offer, we will pay for these shares. If there is a subsequent offering period, we will immediately accept and promptly pay for all validly tendered shares as they are tendered.

What does the board of directors of Gateway think of the Offer?

The Gateway board of directors unanimously has determined that it is advisable and in the best interests of Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Gateway and its stockholders. The Gateway board of directors unanimously recommends that the stockholders of Gateway accept and tender their shares pursuant to the Offer. A more complete description of the reasons for the Gateway board of directors’ recommendation is set forth in Gateway’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Gateway stockholders together with this Offer to Purchase. See the “Introduction” of this Offer to Purchase.

Have any stockholders already agreed to tender their shares in the offer?

Yes. Douglas L. Lacey, Dave Russell, J. Edward Coleman, Richard D. Snyder, Janet M. Clarke, Scott Galloway, Joseph G. Parham, Jr., Paul E. Weaver, Quincy L. Allen and George H. Krauss, who represent all of the directors of Gateway, have entered into tender and support agreements with Acer and us pursuant to which, among other things, those stockholders have agreed to tender the shares of Gateway common stock beneficially owned by them in the Offer. Avalon Capital Group, LLC also has entered into a tender and support agreement with Acer and us pursuant to which, among other things, it has agreed to tender the shares of Gateway common stock directly owned by it in the Offer. These tender and support agreements cover an aggregate of 46,948,248 shares, representing approximately 12.57% of the currently outstanding shares of Gateway common stock.

What is the market value of my shares as of a recent date?

On August 24, 2007, the last trading day before Acer and Gateway publicly announced that they had signed the Merger Agreement, the last sale price of the shares reported on the New York Stock Exchange was $1.21 per share. On August 31, 2007, the last trading day before we commenced the Offer, the last sale price of the shares was $1.84 per share. You should obtain a recent quotation for shares of Gateway in deciding whether to tender your shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells shares pursuant to the Offer or whose shares are converted to cash in the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the Offer or surrendered in the Merger. See Section 5 “Certain United States Federal Income Tax Consequences” of this Offer to Purchase.

To whom can I talk if I have questions about the Offer?

You can call D.F. King & Co., Inc. toll-free at (800) 290-6427. D.F. King & Co., Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

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INTRODUCTION

Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (including all restricted shares), including all associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended (the “Rights Agreement”), between Gateway and UMB Bank, N.A. (together the “Shares”), of Gateway, Inc., a Delaware corporation (“Gateway” or the “Company”), at a price of $1.90 per Share, net to the seller in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Purchaser is a corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below). Acer is a publicly held, branded PC vendor company whose shares are traded on the Taiwan Stock Exchange under the symbol “2353” and in the form of Global Depository Receipts (“GDR”) listed in the London Stock Exchange under the symbol “AM50.” Each GDR represents five Acer shares. For additional information about Acer and the Purchaser, see Section 9 “Certain Information Concerning Acer and the Purchaser” of this Offer to Purchase.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of Citibank, N.A., which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of August 27, 2007 (as it may be amended from time to time, the “Merger Agreement”), among Acer, the Purchaser and Gateway, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Gateway (the “Merger”), with the surviving entity, Gateway, becoming a wholly owned direct or indirect subsidiary of Acer. In the Merger, each outstanding Share (other than Shares owned by Acer, the Purchaser or any other wholly owned subsidiary of Acer, Shares owned by Gateway (or held in the treasury of Gateway), and Shares owned by Gateway stockholders, if any, who are entitled to, and who have perfected, appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) for such Shares with respect to the Merger) will be converted into the right to receive an amount equal to the Offer Price in cash, without interest thereon. Stockholders who exercise appraisal rights under the DGCL will receive a judicially determined fair value for their Shares, which value could be more or less than the Offer Price.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of this Offer to Purchase.

At a meeting held on August 26, 2007, the Gateway board of directors, by a unanimous vote, determined that it is advisable and in the best interests of Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the Merger Agreement and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Gateway and its stockholders and approved the Offer and Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Gateway board of directors unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if the Merger is required to be submitted to a vote of Gateway’s stockholders, vote their Shares for the approval and adoption of the Merger Agreement and the Merger. The factors considered by the board of directors of Gateway in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Gateway accept and tender their Shares pursuant to the Offer are described in Gateway’s Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission (the “SEC”) and is being mailed to stockholders of Gateway with this Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined in Section 1 hereof) that number of Shares, considered together with all other Shares beneficially owned by Acer and its affiliates, that would represent at least a majority of the total number of Shares outstanding at the Expiration Date on a “fully diluted basis” (which, as used in this Offer to Purchase, assumes conversion or exercise of all then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into or exercisable for Shares, but only to the extent then so convertible, exchangeable or exercisable, vested (if applicable), and in-the-money at the Offer Price, in each case, other than potential dilution attributable to the Rights on the date the Shares are accepted for payment) (the “Minimum Condition”), (b) the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Canadian Competition Act, and the review period under the Fair Trade Act of 2002 of the Republic of China, having expired or been terminated (collectively, the “Antitrust Condition”), and (c) the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) (including, if applicable, any investigation commenced thereunder) having expired or been terminated, with a determination having been made by CFIUS that there are no issues of national security sufficient to warrant investigation under Exon-Florio, or the President of the United States having made a decision not to block the proposed transaction (the “Exon-Florio Condition,” and together with the Antitrust Condition, the “Significant Governmental Approvals Conditions”). The Offer is also subject to other conditions. See Section 14 “Certain Conditions of the Offer.”

Consummation of the Merger is subject to the following conditions (i) adoption by the stockholders of Gateway of the Merger Agreement, if such adoption is required under applicable law, (ii) absence of any injunction issued and continuing or law that prohibits the consummation of the Merger and (iii) the Purchaser having purchased or caused to be purchased all Shares validly tendered (and not properly withdrawn) pursuant to the Offer. If the Purchaser acquires in the Offer or otherwise Shares that, together with any Shares beneficially owned by Acer, the Purchaser or Acer’s other affiliates, collectively represent at least 90% of the then-outstanding Shares, the Purchaser will be able to merge with and into Gateway pursuant to the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of Gateway, and, under the Merger Agreement, is obligated to cause such short-form merger to become effective as soon as practicable. In addition, in order to facilitate a short-form merger following the completion of the Offer, Gateway has irrevocably granted to the Purchaser an option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Acer or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the then-outstanding Shares taking into account the issuance of the Shares pursuant to the Top-Up Option. See Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway.”

Gateway has informed the Purchaser that, as of August 23, 2007, there were (1) 373,641,481 Shares issued (and not held by Gateway as treasury shares) and outstanding, including 2,876,177 restricted Shares and (2) a total of 6,972,500 Shares issuable upon the exercise of outstanding and to be outstanding options or securities convertible or exchangeable into or exercisable for Shares and in-the-money at the Offer Price. Based upon the foregoing and assuming that all of these options will vest on or before October 1, 2007, the Minimum Condition would be satisfied if at least 190,306,991 Shares are validly tendered and not properly withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number Shares outstanding at the time of the Expiration Date (determined on a “fully diluted basis” as described above). If the Minimum Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, Acer would have a sufficient number of Shares to approve the Merger without the affirmative vote of any other stockholder of Gateway. See Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $1.90 per Share, net to the seller in cash, without interest thereon, for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 3. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, October 1, 2007, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchaser, expires.

If on the scheduled Expiration Date any of the conditions to the Offer are not satisfied or waived, the Purchaser is required under the Merger Agreement to extend the Offer for one or more periods (not exceeding 10 business days for any single extension), ending no later than the Walk Away Date (as defined below) until such time as those conditions to the Offer are satisfied or waived, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled Expiration Date. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act. The “Walk Away Date” as defined in the Merger Agreement is December 31, 2007; provided, however, that if all the conditions of the Offer (set forth below in Section 14 “Certain Conditions of the Offer”) are satisfied other than the Significant Governmental Approvals Conditions or the Other Governmental Action Condition (as defined below in Section 14 “Purpose of the Offer; the Merger Agreement; Plan for Gateway”), the Walk Away Date is February 29, 2008. The Purchaser also is required to extend the Offer for any period required by rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer or any period required by any other legal requirement.

If at the Expiration Date all of the conditions to the Offer have been satisfied or waived and the Purchaser has accepted for payment validly tendered Shares but the number of Shares acquired by the Purchaser (together with any other Shares owned of record by Acer, the Purchaser and their affiliates) represent at least one Share less than 90% of the then-outstanding Shares, the Purchaser may elect to provide a subsequent offering period of up to 10 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). A Subsequent Offering Period would be an additional period of time of at least three business days and not more than 10 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same per share Offer Price paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot elect to provide a Subsequent Offering Period unless the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period. The Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

The Purchaser may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary, subject to the following sentence. Without the prior written consent of Gateway, however, the Purchaser will not:

•	change or waive the Minimum Condition;

•	reduce the Offer Price or decrease the number of Shares sought to be purchased in the Offer;

•	extend or otherwise change the Expiration Date, except to the extent required or permitted by the Merger Agreement, as described in this Section 1;

•	change the form of consideration payable in the Offer;

•	impose any conditions to the Offer in addition to those conditions described in Section 14 “Certain Conditions of the Offer;” or

•	amend, modify or supplement any of the terms of the Offer in any manner adversely affecting the holders of Shares.

If by 12:00 midnight, New York City time, on Monday, October 1, 2007 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer are not satisfied or waived, the Purchaser, subject to the applicable rules and regulations of the SEC, shall either:

•	waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date; or

•	extend the Offer for one or more periods ending no later than the Walk Away Date; any extensions would be in three-business-day increments, unless Gateway agrees to a longer period, although no individual extension will exceed 10 business days.

Any extension, waiver or amendment of the Offer (and any termination that occurs if the Merger Agreement is terminated, including if the Offer conditions are not satisfied by the applicable Walk Away Date) will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the then-scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, an offer must remain open for at least 10 business days from the date notice of such change is first published or given to stockholders.

Gateway has provided the Purchaser with Gateway’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares

Valid Tender.  A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, with any required signature guarantees, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date;

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) and must be received by the Depositary, in each case prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (such participant, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may still be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date; and

•	either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange, Inc. (“NYSE”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy.  By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Gateway’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Gateway stockholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Acer, Gateway, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

Backup Withholding.  In order to avoid “backup withholding” of United States federal income tax at a rate of 28% on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding if proper documentation has been provided. Foreign stockholders need to complete and sign an appropriate IRS Form W-8 (instead of the substitute Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary. See Instruction 8 to the Letter of Transmittal.

3.	Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted and paid for pursuant to the Offer, at any time on or after November 3, 2007. In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares that were tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Acer, Gateway, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date in accordance with Section 3 promptly after the Expiration Date. If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. The Purchaser’s acceptance for payment of or payment for Shares is conditioned on, among other things, the Minimum Condition and the Significant Governmental Approvals Conditions. If on the scheduled Expiration Date any of the conditions to the Offer are not satisfied or waived, the Purchaser is required under the Merger Agreement to extend the Offer for one or more periods (not exceeding 10 business days for any single extension), ending no later than the applicable Walk Away Date until such time as all conditions to the Offer are satisfied or waived, and thereby delay acceptance for payment of, and the payment for, any Shares. If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and (b) any other documents required by the Letter of Transmittal.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the Book-Entry Transfer Facility’s procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Acer, or to one or more direct or indirect wholly owned subsidiaries of Acer, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.	Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences relevant to a stockholder whose Shares are (1) tendered and purchased for cash pursuant to the Offer, or (2) converted to cash in the Merger. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. For example, the following general summary may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as life insurance companies, tax-exempt organizations, financial institutions, broker-dealers, and traders in securities that elect to mark to market, holders who hold the Shares as part of a hedge, straddle, constructive sale or conversion transaction. This discussion is also not applicable to Shares held by partnerships (or other entities or arrangements that are classified as partnerships for United States federal income tax purposes). If a partnership holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax advisors. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address the consequences of the transactions described herein under the tax laws of any foreign jurisdiction. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

U.S. Stockholders.  The following is applicable to stockholders that are United States persons for United States federal income tax purposes (“U.S. Stockholders”). U.S. Stockholders include stockholders that are citizens or residents of the United States, corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, certain trusts classified as “United States persons” under Section 7701(a)(30)(E) of the Code, and estates that are subject to United States federal income taxation regardless of the source of their income.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income tax laws.

Generally, for United States federal income tax purposes, a tendering U.S. Stockholder in the Offer or a U.S. Stockholder who receives cash in exchange for Shares in the Merger will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Stockholder pursuant to the Offer or Merger and the adjusted tax basis in the Shares tendered by the U.S. Stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Any gain or loss recognized by such U.S. Stockholder will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. In the case of an individual stockholder, long-term capital gains will be eligible for a maximum United States federal income tax rate of 15%. The ability to use capital losses to offset ordinary income is limited.

Non-U.S. Stockholders.  The following is applicable to stockholders that are not U.S. Stockholders (such stockholders, “Non-U.S. Stockholders”).

Any gain realized on the receipt of cash in the Offer or Merger by a Non-U.S. Stockholder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Stockholder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Stockholder); or

•	the Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A Non-U.S. Stockholder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the Offer or Merger under regular graduated United States federal income tax rates in the same manner as if it were a United States person. In addition, if such Non-U.S. Stockholder is a foreign corporation it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Stockholder described in the second bullet point above will be subject to tax at a flat rate of 30% (or at such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the Offer or Merger, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding.  See “Backup Withholding” under Section 2 for a description of United States federal income tax backup withholding with respect to the payments made pursuant to the Offer. If backup withholding applies to a stockholder, the Depositary is required to withhold 28% from payments to such stockholder and the IRS may impose a penalty on such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the United States federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a United States federal income tax return.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed on the NYSE under the symbol “GTW.” The following table sets forth, for each of the periods indicated, the high and low closing prices per Share on the NYSE as reported in Gateway’s Form 10-K filed on February 26, 2007 with respect to 2005 and 2006, and by Bloomberg for the first, second and third quarters of 2007:

	High	Low

Year Ended December 31, 2007:
Third Quarter (through August 31, 2007)	$1.87	$1.14
Second Quarter	$2.34	$1.53
First Quarter	$2.40	$1.90
Year Ended December 31, 2006:
Fourth Quarter	$2.17	$1.60
Third quarter	$2.09	$1.30
Second Quarter	$2.36	$1.53
First Quarter	$2.93	$2.15
Year Ended December 31, 2005:
Fourth Quarter	$3.16	$2.48
Third Quarter	$4.08	$2.44
Second Quarter	$4.16	$2.85
First Quarter	$5.85	$3.95

On August 24, 2007, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on the NYSE of the Shares was $1.21 per Share. On August 31, 2007, the last full trading day before commencement of the Offer, the last reported sales price on the NYSE of the Shares was $1.84 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC, Gateway has not declared or paid any cash dividends on the Shares since it was first publicly registered and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, Gateway is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Acer.

7.	Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer will also reduce the number of holders of Shares.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 shares for the most recent 12 months) or Gateway’s average total global market capitalization over a consecutive 30 trading day period is less than $25,000,000. Shares held by officers or directors of Gateway or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Gateway, as of August 23, 2007, there were 373,641,481 Shares issued and outstanding (and not held by Gateway as treasury shares), including 2,876,177 restricted Shares. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Acer nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, Gateway will be eligible to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that Gateway would be exempt from the requirements that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the Audit Committee) of Gateway’s board of directors. The controlled company exemption does not modify the independence requirements for Gateway’s Audit Committee. The Purchaser expects to cause Gateway to elect “controlled company” status following consummation of the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Gateway upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Gateway to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Gateway. Furthermore, the ability of “affiliates” of Gateway and persons holding “restricted securities” of Gateway to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing. The Purchaser intends to seek to cause Gateway to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Gateway

Gateway is a Delaware corporation with its principal offices at 7565 Irvine Center Drive, Irvine, California 92618-2930. The telephone number at that location is (949) 471-7000. According to its Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC, Gateway directly and indirectly sells its desktop and notebook computers and servers (“PCs”) and PC-related products and services that are enabled by or connect with PCs to third-party retailers, consumers, businesses, government agencies and educational institutions. Gateway was the third largest PC company in the U.S. during calendar 2006 and among the top 10 worldwide, with an estimated U.S. market share of approximately 6.7% based on units shipped, according to the then most recent data from International Data Corporation. Gateway’s Shares are traded on the NYSE under the symbol “GTW.”

Available Information.  Gateway is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Gateway’s directors and officers, their remuneration, stock options and other matters, the principal holders of Gateway’s securities and any material interest of such persons in transactions with Gateway is required to be disclosed in Gateway’s proxy statements distributed to Gateway’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Gateway contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Acer and the Purchaser do not have any knowledge that any such information is untrue, neither Acer nor the Purchaser takes any responsibility for the accuracy or completeness of such information or for any failure by Gateway to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Acer and the Purchaser

Information Concerning Acer and the Purchaser.  Acer Inc. is a company organized under the laws of the Republic of China with its principal executive offices located at 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234. Acer is a leading branded PC vendor. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model encourages partners and suppliers to collaborate in supply-chain management. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion. Acer shares are traded on the Taiwan Stock Exchange (“TSE”) under the symbol “2353” and in the form of Global Depository Receipts (“GDR”) listed in the London Stock Exchange under the symbol “AM50.” Each GDR represents five Acer shares. Acer’s market capitalization is over US$4.5 billion.

The Purchaser, Galaxy Acquisition Corp., is a Delaware corporation that was recently incorporated for the purpose of acquiring all of the outstanding Shares of Gateway and consummating the transactions contemplated by the Merger Agreement and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer and the Merger Agreement. The Purchaser is a direct wholly owned subsidiary of Acer; however, Acer may transfer its equity interest in the Purchaser to another direct or indirect wholly owned subsidiary of Acer before or after the Acceptance Time or the effective date of the Merger, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities. The principal executive offices of the Purchaser are located c/o Acer Inc. at 8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234.

Neither Acer nor the Purchaser is subject to the informational filing requirements of the Exchange Act and, consequently, neither of them is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Acer is subject to the informational requirements of the Taiwan Securities and Exchange Act and in accordance therewith files periodic reports and other information relating to its business, financial condition and other matters. A compilation of such reports and other information is available in the investor relations section of Acer’s website at www.acer.com. The information contained on Acer’s website is not incorporated by reference into, and does not form part of, this Offer to Purchase.

The name, business address, citizenship, past and present principal occupations during the past five years of each of the officers and directors of Acer and the Purchaser are set forth in Annex I to this Offer to Purchase.

Neither Acer nor the Purchaser, and, to the best knowledge of Acer and the Purchaser, none of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Acer nor the Purchaser, and, to the best knowledge of Acer and the Purchaser, none of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements.  Except as set forth in Section 11 “Contacts and Transactions with Gateway; Background of the Offer” and Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•	none of Acer, the Purchaser, or, to the best knowledge of Acer and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Gateway; (2) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Gateway; or (3) has effected any transaction in the Shares or any other equity securities of Gateway during the past 60 days;

•	during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Acer, the Purchaser, or any of their respective subsidiaries, or, to the best knowledge of Acer and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Gateway or any of its executive officers, directors or affiliates, on the other hand; and

•	during the past two years, there have not been any negotiations, transactions or material contacts between any of Acer, the Purchaser, any of their respective subsidiaries or, to the best knowledge of Acer and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Gateway or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Gateway, any election of directors of Gateway, or any sale or other transfer of a material amount of assets of Gateway.

Each of Acer and the Purchaser disclaims that it is an “affiliate” of Gateway within the meaning of Rule 13e-3 under the Exchange Act.

10.	Source and Amount of Funds

The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $772,430,250.

The Merger Agreement provides that in connection with the Merger, all options to purchase Shares outstanding immediately prior to the effective time of the Merger will become fully vested as of the effective time of the Merger. At the effective time of the Merger, each such option will be converted into the right to receive the merger consideration (i.e., the Offer Price) upon exercise and if not exercised, will be cancelled in exchange for a cash payment by the Purchaser to the option holder equal to the product of: (i) the excess, if any, of the merger consideration (on a per Share basis) over the exercise price per Share and (ii) the number of Shares issuable upon exercise of the option. Acer estimates that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $1,000,000.

Acer will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. It is anticipated that all of these funds will be obtained from Acer’s general corporate funds or, if Acer elects, from borrowings from one or more banks or other financial institutions.

The Offer is not contingent upon the Purchaser or Acer establishing any financing arrangements.

11.	Contacts and Transactions with Gateway; Background of the Offer

As part of the continuous evaluation of its business and plans, Acer regularly considers a range of strategic options and transactions. From time to time, Acer has considered a variety of potential strategic transactions to expand its international distribution presence.

On December 19, 2006, Mr. Lap Shun (John) Hui introduced J. Edward Coleman, Gateway’s Chief Executive Officer, to J.T. Wang, Acer’s Chairman. Messrs. Coleman and Wang then had a preliminary discussion regarding the state of the industry and the respective strategic directions of Gateway and Acer.

On January 7, 2007, Acer engaged Citigroup Global Markets (“Citigroup”) to help it explore a potential acquisition of Gateway.

On February 14, 2007, Mr. Hui arranged for a second meeting between Messrs. Coleman and Wang, at which Mr. Coleman discussed Gateway’s strategic direction, the possible sale of its Professional business and its potential related financing. Mr. Coleman inquired whether Acer had any interest in Gateway’s Professional business or in participating in a possible related financing transaction or in an investment in Gateway.

Following the February 14, 2007 meeting, Gateway management met with a representative of Citigroup. On February 27, 2007, a representative of Citigroup acting at the direction of Acer informed Gateway that Acer had decided not to pursue further discussions at this time regarding any of the possibilities previously discussed.

On July 27, 2007, a representative of Citigroup contacted Gateway and indicated that Acer was interested in discussing a potential transaction with Gateway. On August 1, 2007, Gateway management met with representatives of Citigroup to discuss Acer’s potential cash acquisition of Gateway and to schedule meetings between Acer and Gateway management and advisors. On August 6 and 7, 2007, Gateway management met with representatives of Acer and Citigroup to review the Gateway business and discuss potential combination benefits.

On August 8, 2007, Gateway received an indication of interest from Acer to acquire all of the outstanding shares of common stock of Gateway at a price of $1.80 per share, subject to certain conditions, including the requirement that Gateway enter into an exclusivity agreement with Acer and agree to take certain actions to acquire the shares of capital stock of PB Holding Company S.à.r.l., the parent company of Packard Bell B.V., owned by Mr. Hui (the “Packard Bell Shares”).

On August 12 and 13, 2007, there were additional conversations between Citigroup on behalf of Acer and Goldman Sachs and Co., Inc. (“Goldman Sachs”) on behalf of Gateway with respect to the status of the proposed transaction.

On August 15, 2007, Acer revised its offer to $1.90 per share, subject to certain conditions, including a requirement that Gateway enter into an exclusivity agreement with Acer and agree to take certain actions to acquire the Packard Bell Shares. Later that day, Mr. Coleman and Mr. Wang had a telephone conversation in which Mr. Coleman suggested an offer price of $2.00 per share, however, Mr. Wang would not agree to a further increase.

On August 17, 2007, Gateway and Acer entered into an exclusivity agreement, through August 27, 2007. Later that same day, Acer’s legal advisor, Orrick Herrington & Sutcliffe LLP (“Orrick”), sent to Skadden, Arps Meagher & Flom LLP (“Skadden Arps”) an initial draft of a merger agreement and a tender and support agreement for the proposed transaction.

From August 19 to 22, 2007, members of Gateway’s management met with members of Acer’s management to present an overview of Gateway’s operations. On August 22, 2007, representatives from Goldman Sachs and Skadden Arps, on behalf of Gateway, and representatives from Citigroup and Orrick, on behalf of Acer, held negotiations with respect to key outstanding issues with respect to the potential acquisition, including the mechanics for addressing the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated, the amount of the termination fee and the definition of “superior proposal.” Over the course of several days commencing on August 22, 2007, representatives of Gateway and Acer and their respective legal and financial advisors continued to meet to negotiate the terms of the Merger Agreement, including the exercise of Gateway’s right of first refusal with respect to the Packard Bell Shares and the procedures associated therewith, including in the event that Acer’s acquisition of Gateway was not consummated.

On the afternoon of August 22, 2007, representatives from Citigroup and Orrick proposed terms related to the acquisition of the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated. Throughout the evening of August 22, 2007 and the morning of August 23, 2007, representatives of Goldman Sachs and Skadden Arps proposed alternative terms to representatives of Citigroup and Orrick in an effort to find a negotiated solution.

On the evening of August 23, 2007, the Gateway board of directors met and Acer was informed that the Gateway board of directors had determined that it was not in the best interests of Gateway or its stockholders to proceed with the acquisition on the terms proposed by Acer.

Later in the evening of August 23, 2007, at a previously scheduled dinner, Mr. Coleman and Mr. Wang, together with Richard Snyder, Gateway’s Chairman and Gianfranco Lanci, Acer’s President, discussed their disappointment that they were unable to come to terms on the proposed transaction and the reasons that led to the withdrawal of Acer’s proposal. After discussing the matter, Messrs. Coleman and Wang expressed their desire to work out a mutually agreeable arrangement as to Gateway’s obligations with respect to the Packard Bell Shares in the event that Acer’s acquisition of Gateway was not consummated, particularly in the event that Gateway had received a superior proposal or the Gateway board of directors had changed its recommendation with respect to the transaction, and thereafter instructed their respective financial and legal advisors to reengage and find an acceptable resolution.

Throughout the day on August 24, 2007, Gateway and Acer and their respective legal and financial advisors met to resolve the key outstanding issues.

On August 25 and 26, 2007, Gateway, Acer and their respective legal and financial advisors continued to negotiate and finalize the terms of the Merger Agreement.

On the evening of August 26, 2007, a meeting of the Gateway board of directors was again convened and the Gateway board of directors authorized and approved the Merger Agreement

On August 27, 2007, the parties entered into the Merger Agreement.

12.	Purpose of the Offer; The Merger Agreement; Plans for Gateway

Purpose

The purpose of the Offer is to enable Acer, through the Purchaser, to acquire control of Gateway and is the first step in the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that Acer and the Purchaser have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 8 “Certain Information Concerning Gateway.” Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer.  The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable, and in any event within 10 days, following the date of the Merger Agreement and that, subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver of the conditions of the Offer, as soon as practicable after the Expiration Date, the Purchaser will (and Acer will cause the Purchaser to) accept for payment and purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

The Purchaser may also elect to provide for a “Subsequent Offering Period,” which would be an additional period of at least three business days and up to a total of 10 business days after the Acceptance Time (as defined below) if the Shares acquired by the Purchaser in the Offer (together with other Shares owned by Acer, the Purchaser and their affiliates) represent at least one Share less than 90% of the then outstanding Shares. During this Subsequent Offering Period, stockholders would be permitted to tender, but not withdraw, their Shares and receive the same Offer Price. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for all validly tendered Shares.

Option to Purchase Shares.  Pursuant to the Merger Agreement, Gateway has irrevocably granted to the Purchaser the Top-Up Option to purchase at a price per Share equal to the Offer Price up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Acer or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the then-outstanding Shares taking into account the issuance of the Shares pursuant to the Top-Up Option. The number of additional shares of Gateway common stock that the Purchaser can purchase under the Top-Up Option is limited to the number of then authorized and unissued shares of Gateway (giving effect to Shares reserved for issuance under Gateway’s stock plans and for conversion of Gateway’s convertible notes) and may not be exercised if legal restrictions prohibit the exercise or additional legal authorization is required. The purchase price for the option shares shall be paid by Acer or the Purchaser, either entirely in cash or, at the Purchaser’s election, a combination of cash in an amount equal to the par value of the Shares and a promissory note having a principal amount equal to the aggregate purchase price, a maturity date on the first anniversary of the date of execution and delivery of the promissory note, bearing interest at the rate of 3% per annum and prepayable in whole or in part without premium or penalty. The Purchaser may exercise the Top-Up Option only once during the 10 business day period after the Acceptance Time or, if a Subsequent Offering Period is made available, during the 10 business day period after the expiration of such Subsequent Offering Period and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement, and, in each case, only if at such time of exercise Acer and the Purchaser collectively shall own Shares constituting at least one Share less than 90% of the then-outstanding Shares. The purpose of this Top-Up Option is to facilitate a short-form merger following completion of the Offer.

The Merger.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Purchaser will be merged with and into Gateway, with Gateway being the surviving corporation and becoming a direct or indirect wholly owned subsidiary of Acer. Each outstanding Share (other than Shares owned by Acer, the Purchaser, any other wholly owned subsidiary of Acer, Shares owned by Gateway (or held in its treasury), and Shares owned by Gateway stockholders, if any, who are entitled to, and who have perfected appraisal rights under the DGCL for such Shares with respect to the Merger) will be converted into the right to receive the Offer Price in cash, without interest thereon.

Vote Required to Approve Merger.  The DGCL requires, among other things, that the Gateway board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of Gateway’s outstanding voting securities approve the Merger Agreement. The board of directors of Gateway has already unanimously adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure is not available for the Merger, Gateway’s stockholders will need to adopt the Merger Agreement. The Merger Agreement provides that if stockholder adoption is required by the DGCL, Gateway will (as soon as practicable after the first time Purchaser purchases and pays for Shares in the Offer (the “Acceptance Time”)) take all action necessary to convene a meeting of holders of Shares to vote upon the Merger. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger Agreement at a meeting of Gateway stockholders without the affirmative vote of any other Gateway stockholder. Acer has agreed that it will ensure that all Shares beneficially or of record owned by Acer, the Purchaser or any of Acer’s other affiliates will be voted in favor of the adoption of the Merger Agreement at any such meeting of holders of Shares.

“Short-Form” Merger Procedure.  The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, the Purchaser would have to own at least 90% of the outstanding Shares of Gateway. If the Purchaser is able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as soon as practicable after the Acceptance Time or, if a Subsequent Offering Period is made, the expiration time of any Subsequent Offering Period without prior notice to or approval of the other stockholders of Gateway. See “Option to Purchase Shares” above.

Conditions to the Merger.  The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	if required by applicable legal requirements, Gateway’s stockholders shall have adopted the Merger Agreement by an affirmative vote of the holders of a majority of the outstanding Shares;

•	no injunction shall have been issued by a court of competent jurisdiction and shall be continuing that prohibits the consummation of the Merger, and no law shall have been enacted since the date of the Merger Agreement and shall remain in effect that prohibits the consummation of the Merger (provided that each party to the Merger Agreement shall use its reasonable best efforts to have any such injunction lifted); and

•	the Purchaser shall have purchased, or caused to be purchased, all Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

No-Solicitation.  In the Merger Agreement, Gateway has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective directors, officers, employees or representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate any inquiries or the making of any proposal that is or is reasonably likely to lead to a Takeover Proposal (as defined below);

•	enter into or participate in any discussions or negotiations regarding any Takeover Proposal, furnish to any third party any information in connection with, or in furtherance of, any Takeover Proposal, or afford access to the business, properties, assets, books or records of Gateway or any of its subsidiaries, otherwise cooperate with or knowingly assist, participate in, facilitate or encourage any effort by, any third party that has made, is seeking to make or has informed Gateway of any intention to make, or has publicly announced an intention to make, a Takeover Proposal;

•	fail to make, withdraw or modify in a manner adverse to Acer or publicly propose to withdraw or modify in a manner adverse to Acer the Gateway board of directors’ recommendations to Gateway’s stockholders that they accept the Offer and approve and adopt the Merger Agreement and the Merger (with taking a neutral position or no position with respect to any Takeover Proposal considered an adverse modification), recommend, adopt or approve, or publicly propose to recommend, adopt or approve, a Takeover Proposal, or take any action or make any statement inconsistent with such recommendations regarding the Offer or the Merger (any of such actions, a “Company Adverse Recommendation Change”);

•	take any action not already taken to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under or a third party becoming an “interested stockholder” under Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in Gateway’s certificate of incorporation or bylaws inapplicable to any transactions contemplated by a Takeover Proposal;

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Takeover Proposal (other than certain confidentiality agreements); or

•	grant any third party any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Gateway or any of its subsidiaries.

“Takeover Proposal,” as defined in the Merger Agreement, means any inquiry, proposal or offer from any third party relating to any (a) acquisition of assets of Gateway and its subsidiaries (including securities of subsidiaries of Gateway) equal to 20% or more of Gateway’s consolidated assets or to which 20% or more of Gateway’s revenues or earnings on a consolidated basis are attributable, (b) acquisition of 20% or more of the outstanding shares of capital stock or any other voting securities of Gateway, (c) tender offer (including a self-tender offer) or exchange offer that if consummated would result in any third party beneficially owning 20% or more of the outstanding shares of capital stock or any other voting securities of Gateway or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Gateway or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Gateway, in each case other than the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Gateway board of directors, directly or indirectly through advisors, agents or other intermediaries, may:

•	engage in negotiations or discussions with any third party that makes a Superior Proposal (as defined below) or a bona fide Takeover Proposal that the Gateway board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) may be reasonably likely to lead to the receipt of a Superior Proposal and the making of such Superior Proposal or such Takeover Proposal did not result from a material breach of Gateway’s non-solicitation obligations under the Merger Agreement described above;

•	thereafter, furnish to such third party nonpublic information relating to Gateway or any of its subsidiaries pursuant to a confidentiality agreement with terms overall no less favorable to Gateway than those contained in its Non-Disclosure Agreement with Acer described below, and prior thereto or substantially concurrently therewith provide or make available to Acer the same information to Acer to the extent not previously provided or made available to Acer; and

•	following receipt of a Superior Proposal and subject to compliance with the requirements set forth in the following paragraph make a Company Adverse Recommendation Change and terminate the Merger Agreement;

but, in each case, only if the Gateway board of directors determines in good faith by a majority vote, after consultation with outside legal counsel to Gateway, that its failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Merger Agreement further provides that the Gateway board of directors will not engage in such negotiations or discussions or furnish to such third party nonpublic information relating to Gateway or any of its subsidiaries unless Gateway has delivered to Acer a prior written notice advising Acer that it intends to take such action, and Gateway continues to advise Acer of the status and terms of any discussions and negotiations with such third party. In addition, the Merger Agreement provides that Gateway will notify Acer promptly (but in no event later than 24 hours) after receipt by Gateway or any of its representatives of any Takeover Proposal or of any request for information relating to Gateway or any of its subsidiaries or for access to the business, properties, assets, books or records of Gateway or any of its subsidiaries by any third party that may be considering making, or has made, a Takeover Proposal. Gateway has agreed to keep Acer reasonably informed on a current basis of the status and details of any such Takeover Proposal, indication or request (including any changes thereto) and to promptly (but in no event later than 24 hours after receipt) provide to Acer copies of all correspondence and written materials sent or provided to Gateway or any of its subsidiaries that describe the material terms and conditions of any Takeover Proposal.

Further, the Gateway board of directors may not make a Company Adverse Recommendation Change, unless it promptly notifies Acer at least five business days before taking that action, of its intention to do so in response to a Superior Proposal, attaching the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror, and Acer does not make, within such five-business-day period, an offer that is at least as favorable to Gateway’s stockholders as such Superior Proposal, as determined by the Gateway board of directors in good faith (after considering the advice of a financial advisor of nationally recognized reputation).

“Superior Proposal” in the Merger Agreement means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Takeover Proposal which:

•	if consummated, would result in such third party (or in the case of a direct merger between such third party or any subsidiary of such third party and Gateway, the equity holders of such third party) owning, directly or indirectly, 75% of the outstanding Shares or all or substantially all of the consolidated assets of Gateway and its subsidiaries, and

•	is otherwise on terms and conditions which the Gateway board of directors determines by a majority vote in its good faith (after consultation with a financial advisor of national reputation and outside legal counsel) and in light of all relevant circumstances and all the terms and conditions of such proposal and the Merger Agreement, including any break-up fees, expense reimbursement provisions, conditions to consummation and the likelihood of consummation (taking into account all financing, regulatory, legal and other aspects, including whether the Takeover Proposal is subject to a financing contingency, the availability of financing and the terms and conditions of any financing commitments or agreements) to be more favorable from a financial point of view to Gateway’s stockholders than the Offer, the Merger and the other transactions contemplated in the Merger Agreement (provided that such proposal will not be adjusted by or be contingent upon any proceeds to be paid to the Gateway’s stockholders by Gateway pursuant to the Auction described below under “Effect of Termination on the Purchase of the Packard Bell Shares”).

Exercise of Right of First Refusal for Packard Bell Shares.  Gateway has a right of first refusal pursuant to a letter agreement, dated June 12, 2006 (the “Letter Agreement”), between Gateway and Lap Shun (John) Hui, to acquire the Packard Bell Shares, which right of first refusal has become exercisable in accordance with the terms contained in a notice delivered by Mr. Hui to Gateway pursuant to the Letter Agreement (the “Packard Bell Offer”). In the Merger Agreement, Gateway agreed, as promptly as practicable after the date of the Merger Agreement, to use its commercially reasonable best efforts to acquire the Packard Bell Shares including (i) notifying Mr. Hui that Gateway intends to exercise its right to purchase the Packard Bell Shares, (ii) negotiating and executing definitive documentation (the “Share Purchase Contract”) with respect to the purchase of the Packard Bell Shares (the “Packard Bell Transaction”) within the period set forth in the Letter Agreement for closing the Packard Bell Transaction, (iii) obtaining or making all necessary consents, approvals, authorizations or permits of, action by, or filing with or notification to, any governmental entity or any other person, including labor councils, necessary or appropriate to close the Packard Bell Transaction, (iv) closing the Packard Bell Transaction as soon as reasonably practicable after the satisfaction of any regulatory and other conditions set forth in the definitive documents relating to the Packard Bell Transaction, and (v) filing and defending any litigation or disputes related to the Packard Bell Transaction or any actions taken by Gateway in connection with this covenant of the Merger Agreement. All of such obligations of Gateway are subject to there being at all times sufficient funds in the escrow account referred to below to satisfy such obligations. The Gateway board of directors has authorized Gateway to provide notice of exercise of its right of first refusal with respect to the Packard Bell Shares under the Letter Agreement and to negotiate a Share Purchase Contract and related documents with respect to the Packard Bell Transaction. The approval of the final definitive transaction documentation and the consummation of the Packard Bell Transaction remain subject to approval by the Gateway board of directors.

To the extent permitted by applicable legal requirements (as advised by Gateway’s counsel), Acer will have the right to direct (i) all negotiations and preparation of the Share Purchase Contract, (ii) the taking, or failure to take, of any action necessary to close the Packard Bell Transaction, and (iii) the filing or defense of any litigation or arbitration proceedings or resolutions of any disputes related to the exercise of the right of first refusal under the Letter Agreement or any other actions taken by Gateway related to the Packard Bell Transaction.

Acer has agreed to deposit €35,000,000 into an escrow account from which Gateway has the right to withdraw funds, in Gateway’s sole discretion, (i) to pay the purchase price for the Packard Bell Shares, (ii) to pay all reasonable and documented out-of-pocket expenses incurred, or reasonably expected to be incurred, by Gateway in connection with the Packard Bell Transaction and the taking of actions required by the Merger Agreement in connection with the closing of the Packard Bell Transaction and Gateway’s taking of any actions pursuant to this covenant of the Merger Agreement, and (iii) to fund the working capital requirements of Packard Bell B.V. if the closing of the Packard Bell Transaction occurs before the Acceptance Time. As of the date of this Offer to Purchase, Acer has deposited $15,000,000 into such escrow account. Within 10 calendar days after the date of the Merger Agreement (or, if earlier, the date Gateway is required to pay the purchase price of the Packard Bell Shares), Acer must deposit a cash sum equal to the U.S. Dollar equivalent of €35,000,000 less the $15,000,000 deposit. If the balance in the escrow account is less than $5,000,000 at any time (the “Minimum Amount”), Acer must make additional deposits to restore the balance to at least the Minimum Amount. In addition, Acer is required to deposit into the escrow account, to the extent necessary and in a timely fashion, sufficient funds to permit Gateway to pay all expenses referred to above.

The Merger Agreement provides that so long as Gateway has not breached or failed to perform its obligations with respect to the Packard Bell Transaction in any material respect (which breach or failure to perform is either incurable or, if curable, is not cured by Gateway within 20 days following receipt by Gateway of written notice of such breach or failure to perform), then to the maximum extent permitted by law, Acer and the Purchaser jointly and severally, will indemnify, defend and hold Gateway and its directors, managers, officers, employees and agents harmless from any and all liabilities, obligations, claims, contingencies, losses, damages, costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees, that any of such persons may suffer or incur as a result of or relating to the performance of any of Gateway’s obligations with respect to the Packard Bell Transaction and all actions taken by Gateway and its directors, managers, officers, employees and agents in connection therewith.

Acer and the Purchaser recognize in the Merger Agreement that Gateway’s failure to enter into a Share Purchase Contract or close the Packard Bell Transaction shall not constitute a breach of the covenant with respect to the Packard Bell Transaction if Gateway has complied with that covenant in all material respects.

Termination of the Merger Agreement.  The Merger Agreement may be terminated and the Merger may be abandoned, whether before or after adoption of the Merger Agreement by the stockholders of Gateway:

(1) by mutual consent of Gateway and Acer at any time prior to the Acceptance Time;

(2) by Acer or Gateway at any time after the Walk Away Date and prior to the Acceptance Time, if the Acceptance Time has not occurred on or before the close of business on the Walk Away Date (provided that the right to terminate pursuant to this provision will not be available to any party where the failure of such party or any of its affiliates to fulfill any obligation under the Merger Agreement has resulted in the failure of the Acceptance Time to so occur);

(3) by Acer or Gateway, at any time prior to the Acceptance Time, if there is any legal requirement in effect that makes the acceptance for payment of Shares tendered pursuant to the Offer illegal or prohibits the Merger, or any court of competent jurisdiction has issued a permanent injunction prohibiting the Merger and such injunction has become final and non-appealable (provided that the right to terminate pursuant to this provision will not be available to a party if the issuance of any such injunction is attributable to the failure of such party or any of its affiliates to perform in any material respect any covenant in the Merger Agreement required to be performed by such party or any of its affiliates at or before the Acceptance Time);

(4) by Acer, if prior to the Acceptance Time and after a public announcement with respect to a Takeover Proposal (with all references to 20% in the definition of Takeover Proposal being treated as references to 50%), (i) Gateway makes a Company Adverse Recommendation Change; or (ii) the Gateway board of directors fails to publicly confirm its recommendations to Gateway’s stockholders that they accept the Offer and approve and adopt the Merger Agreement and the Merger within 10 business days of a written request by Acer that it do so; provided that the Offer has expired and the Minimum Condition has not been met;

(5) by Gateway, if, (i) Gateway has effected a Company Adverse Recommendation Change, (ii) if the adoption of the Merger Agreement by holders of Shares is required by applicable legal requirements, such adoption has not been obtained, and (iii) substantially contemporaneously with such termination, Gateway enters into a definitive agreement providing for a Superior Proposal in accordance with the Merger Agreement;

provided, that prior to such termination or simultaneously therewith Gateway pays Acer $21.3 million (the “Termination Amount”);

(6) by Acer, if prior to the Acceptance Time, (i) Gateway’s breach or failure to perform under the Merger Agreement has caused any of the representations and warranties of Gateway in the Merger Agreement not to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined below) or similar terms set forth therein) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date) or Gateway has otherwise failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and (ii) such breach or failure to perform is either incurable, or if curable, is not cured by Gateway by the earlier of 30 days following receipt by Gateway of written notice of such breach or failure and the Walk Away Date; provided that neither Acer nor the Purchaser is in material breach of its obligations under the Merger Agreement; and

(7) by Gateway, if prior to the Acceptance Time, Acer or the Purchaser has (i) failed to perform in any material respect any of its obligations under the Merger Agreement or (ii) breached any of Acer’s or the Purchaser’s representations and warranties (without regard to materiality qualifiers), which breach or failure to perform, in the case of (ii), would reasonably be expected to, individually or in the aggregate, adversely affect Acer’s or the Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement and, in the case of either (i) or (ii) is either incurable, or if curable, is not cured by Acer by the earlier of 30 days following receipt by Acer of written notice of such breach or failure and the Walk Away Date; provided that Gateway is not in material breach of its obligations under the Merger Agreement.

The Merger Agreement was also terminable by Gateway prior to commencement of the Offer if the Purchaser had failed to commence the Offer within 10 days after the date of the Merger Agreement. In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will be of no further force or effect, except for certain enumerated exceptions (including as set forth below under “Effect of Termination on the Purchase of the Packard Bell Shares”); provided that such termination will not relieve any party from any liability for any willful breach of any representation or covenant contained in the Merger Agreement. No termination of the Merger Agreement will affect the obligations of Acer and Gateway described below under “Non-Disclosure Agreement.”

In addition to Gateway being required to pay the Termination Amount if the Merger Agreement is terminated pursuant to clause (5) above:

•	if the Merger Agreement is terminated by Acer pursuant to clause (2) above, and both (i) prior to the termination of the Merger Agreement, a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%) with any third party is made to the Gateway board of directors or publicly announced and not withdrawn, revoked or rejected prior to the date of termination of the Merger Agreement and (ii) within 12 months following such termination, Gateway enters into a definitive agreement to engage in, or there has otherwise occurred, a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%) with any third party, which transaction is subsequently consummated, then Gateway must pay to Acer the Termination Amount;

•	if the Merger Agreement is terminated by Acer pursuant to clause (6) above, Gateway (i) must pay Acer’s out-of-pocket expenses in connection with the Merger Agreement and (ii) if both prior to the termination of the Merger Agreement, a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%) with any third party is made to the Gateway board of directors or publicly announced and not withdrawn, revoked or rejected prior to the date of termination of the Merger Agreement and within 12 months following such termination, Gateway enters into a definitive agreement to engage in, or there has otherwise occurred, a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%) with any third party, which transaction is subsequently consummated, then Gateway must pay to Acer the Termination Amount, less the amount paid in subclause (i) for Acer’s expenses;

•	if the Merger Agreement is terminated by Gateway pursuant to clauses (1) or (7) above, Acer must pay Gateway an amount equal to Gateway’s out-of-pocket expenses in connection with the Merger Agreement; and

•	if the Merger Agreement is terminated by Gateway pursuant to clause (4) above after a public announcement with respect to a Takeover Proposal (with all references to 20% in the definition thereof being treated as references to 50%), then Gateway must pay Acer the Termination Amount.

Any payment of the Termination Amount and/or Acer’s expenses or Gateway’s expenses, as the case may be, must be paid in cash in immediately available funds within two business days after the date of the event giving rise to the obligation to make such payment except as provided in clause (5) above.

The “Walk Away Date” in the Merger Agreement means December 31, 2007; provided, however, that if all the conditions of the Offer (set forth below in Section 14 “Certain Conditions of the Offer”) are satisfied, other than the Significant Governmental Approvals Conditions or the Other Governmental Action Condition, such date shall be February 29, 2008.

Effect of Termination on the Purchase of the Packard Bell Shares.

The rights and obligations of Gateway and Acer with respect to the Packard Bell Transaction upon termination of the Merger Agreement are summarized below:

Termination Without Superior Proposal

If the Merger Agreement is terminated for any of the reasons described under clauses (1), (2), (3), (6) or (7) above under “Termination of the Merger Agreement” (other than a termination pursuant to (7) effected because of Acer’s (A) failure to accept for payment and pay for Shares validly tendered and not properly withdrawn in accordance with the terms of the Merger Agreement or (B) failure to make required deposits to the escrow account in accordance with the terms of the Merger Agreement):

•	if the closing of the Packard Bell Transaction has occurred, Gateway is required by the Merger Agreement to assign, transfer and deliver the Packard Bell Shares to Acer, free and clear of all liens and encumbrances created by Gateway, and assign, to the extent it can be assigned, to Acer, without any representation or warranty, all of Gateway’s rights and obligations, if any, under the Share Purchase Contract within three business days after the date of termination of the Merger Agreement;

•	if the Share Purchase Contract has been executed and delivered but the closing of the Packard Bell Transaction has not occurred, Gateway is required under the Merger Agreement to assign to Acer all of Gateway’s rights and obligations under the Share Purchase Contract (if such rights and obligations under the Share Purchase Contract can be so assigned) within three business days after the date of termination of the Merger Agreement; and

•	if either (x) a Share Purchase Contract has not been executed and delivered or (y) the Share Purchase Contract has been executed and delivered but the closing of the Packard Bell Transaction has not occurred and Gateway’s rights and obligations under such Share Purchase Contract cannot be assigned to Acer, then Gateway is required under the Merger Agreement to grant to Acer an irrevocable option to assignment of the Share Purchase Contract upon the execution thereof or, if Gateway’s rights and obligations under such Share Purchase Contract cannot be assigned to Acer, to assignment of the Packard Bell Shares upon completion of a Packard Bell Transaction (such applicable option, the “Assignment Option”).

In each case, Acer shall, concurrently with such assignment of the Share Purchase Contract or delivery of the Packard Bell Shares, respectively, pay to Gateway $10,000,000 by wire transfer of immediately available funds (the “PB Fee”), and, concurrently with such termination, any funds remaining in the escrow account, less any expense reimbursement due to Gateway, will be disbursed to Acer within three business days after the date of such termination or, in the case of the third bullet point above, the date that the Packard Bell Shares are required to be delivered to Acer.

Termination Upon a Superior Proposal; Failure to Commerce Tender Offer; Failure to Maintain Minimum Amount

In the event the Merger Agreement is terminated for any of the reasons described under clauses (7) (if termination is effected because of Acer’s (A) failure to accept for payment and pay for Shares validly tendered and not properly withdrawn in accordance with the terms of the Merger Agreement or (B) failure to make required deposits to the Escrow Account in accordance with the terms of the Merger Agreement) or (5) above under “Termination of the Merger Agreement,” Gateway has the right, in its sole discretion, to either:

•	subject to the following paragraph, assign and transfer to Acer the Packard Bell Shares, the Share Purchase Contract or the applicable Assignment Option, as applicable, and, in consideration thereof, Acer shall, concurrently with such assignment or delivery of the Packard Bell Shares, as the case may be, pay to Gateway the PB Fee as set forth above under “Termination Without Superior Proposal;” or

•	in the case of a termination pursuant to such clause (5) only, implement the Auction process set forth below.

If Gateway does not elect to make the assignment and transfer provided in the first bullet point, Gateway is required to reimburse Acer for all amounts deposited by Acer into the escrow account, which payment will constitute the full satisfaction, discharge and release of all of Gateway’s obligations with respect to the acquisition of the Packard Bell Shares.

If the Merger Agreement is terminated for the reason described under clause (5) above under “Termination of the Merger Agreement,” Gateway is required by the Merger Agreement to notify in writing the third party that made such Superior Proposal of Gateway’s obligations with respect to Acer under the first bullet point and the Auction (as defined below) (the “Auction Notice”) and may not take make the election described in the first bullet point if the third party notifies Gateway in writing within five business days after the date of such Auction Notice that such third party desires to participate in the Auction.

If the Merger Agreement is terminated for the reason described under such clause (5) and Gateway does not make the election set forth in the first bullet point above, Gateway is required by the Merger Agreement to, within three business days after termination of the Merger Agreement, commence an auction (the “Auction”) between Acer and the third party that made the Superior Proposal (the “Third Party Bidder” and collectively with Acer for purposes of the Auction, the “Bidders”) of Gateway’s rights in respect of the Packard Bell Shares, the Share Purchase Contract or the Assignment Option, as applicable. Before the bidding begins, each of Acer and the Third Party Bidder are required to enter into an escrow agreement with the escrow agent under the Merger Agreement, which will provide that until the completion of the Auction, information as to amounts held in each such account must be held in confidence and only be made available to Acer or the Third Party Bidder (as the case may be) and a person mutually agreeable to Acer and Gateway (the “Independent Person”), who would agree to hold this information in confidence. All bids in the Auction must be for cash with a minimum first bid equal to the sum of (i) $10,000,000 and (ii) the purchase price provided for in the Share Purchase Contract or, if it has not been executed, in the Packard Bell Offer. Before making a bid, a Bidder would be required to deposit the amount of its bid in its escrow account; provided that the Acer shall receive a credit for the amount of such purchase price then on deposit in the escrow account, less any expense reimbursement then due Gateway. Bids would be submitted to the Independent Person at the time and place established by the Independent Person who would agree to hold the bid confidential until the bids of both Bidders were received, at which time the escrow agent would verify that funds in at least an amount necessary to satisfy such bid had been deposited in the respective Bidder’s escrow account and notify Gateway, Acer and the Third Party Bidder of the amounts of the bids. Following the first submission of bids, additional submissions of bids shall occur, in each which submission the minimum bid of each Bidder bidding shall be at least equal to the higher bid in the immediately preceding submission and each of which submissions would be conducted in accordance with the procedures set forth in the immediately preceding sentence. At such time as only one of the Bidders submits a bid in accordance with the bidding procedures, that Bidder (provided it has sufficient funds then on deposit in the escrow account) would be obligated, at such Bidder’s final submitted bid, to acquire Gateway’s rights in respect of the Packard Bell Shares, the Share Purchase Contract or the Assignment Option, as applicable.

When the Auction terminates and the proceeds are received, Gateway is required by the Merger Agreement to cause such amounts to be distributed to Gateway’s stockholders as merger or tender offer consideration in connection with the Superior Proposal.

If the Third Party Bidder is the successful Bidder, the Third Party Bidder must (A) reimburse Acer for all amounts distributed from the escrow account (including any expense reimbursements then due Gateway) and Gateway must cause any amounts remaining in the escrow account, less any expense reimbursement then due Gateway, to be distributed to Acer before the closing of the acquisition by the Third Party Bidder, (B) assume all obligations of Acer to Gateway under the Merger Agreement relative to the Packard Bell Transaction (including the obligation to deposit €35,000,000 into the escrow account and restore amounts in the escrow account subject to immediate drawdown), and (C) indemnify, defend and hold Acer and its directors, managers, officers, employees and agents harmless from any and all liabilities, obligations, claims, contingencies, losses, damages, costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees, that any of such persons may suffer or incur in connection with the performance by Acer and Gateway of their rights and obligations with respect the covenant of the Merger Agreement addressing the Packard Bell Transaction.

Termination Upon a Company Adverse Recommendation Change

In the event the Merger Agreement is terminated for the reason described under clause (4) above under “Termination of the Merger Agreement” and:

•	Gateway is acquired within 12 months following such termination, Gateway will have the right, in its discretion, to either:

•	assign and transfer to Acer the Packard Bell Shares, Share Purchase Contract or applicable Assignment Option, as applicable, and in consideration of such assignment, Acer shall, concurrently with such assignment or delivery of the Packard Bell Shares, as the case may be, pay to Gateway the PB Fee as set forth above under “Termination Without Superior Proposal,” or

•	commence the Auction process described above.

•	Gateway is not acquired within 12 months following such termination, Gateway is required under the Merger Agreement to, at the end of such 12-month period, assign and transfer to Acer the Packard Bell Shares, the Share Purchase Contract or the applicable Assignment Option, as applicable, and in consideration of such assignment, Acer shall, concurrently with such assignment or delivery of the Packard Bell Shares, as the case may be, pay to Gateway the PB Fee as set forth under “Termination Without Superior Proposal.”

Conduct of Business.  The Merger Agreement provides that from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement and the time when the Merger becomes effective, Gateway and each of its subsidiaries shall, except (i) as otherwise consented in writing by Acer, (ii) as set forth in the disclosure schedules to the Merger Agreement, (iii) as contemplated or expressly permitted by the Merger Agreement, or (iv) as required by legal requirements (or, in the case of the actions described in the bullet points below, existing employee benefit plans), conduct their businesses only in the ordinary course consistent with past practice, comply with all legal requirements in all material respects and use commercially reasonable efforts to preserve intact their present business organizations and keep available the services of their present executive officers and key employees and to preserve the goodwill of those having material business relationships with them and shall not do any of the following:

•	amend the certificate of incorporation or bylaws (or similar organizational documents) of Gateway or its subsidiaries other than the liquidation of non-operating subsidiaries that are not material to Gateway;

•	split, combine or reclassify any shares of Gateway’s capital stock;

•	declare, set aside or pay any dividend or make any other distribution (whether payable in cash, stock or property) with respect to any shares of Gateway’s capital stock;

•	enter into any joint venture or partnership;

•	issue any additional shares of, or securities convertible or exchangeable for, or options or rights to acquire, any shares of its capital stock, other than Shares issuable upon exercise of outstanding options or upon conversion of the convertible notes;

•	except in the ordinary course of business, consistent with past practices, sell, rent, lease, license, pledge, mortgage, transfer, leaseback or otherwise dispose of any of its properties or assets, except (A) sales of inventory in the ordinary course of business, (B) pursuant to contracts in force on the date of the Merger Agreement, (C) dispositions of obsolete or worthless assets, (D) pursuant to transactions solely among Gateway and its wholly owned subsidiaries, or (E) lease or sublease of real property on market terms;

•	except as permitted under existing equity compensation plans, repurchase, redeem or otherwise acquire any shares of the capital stock of Gateway;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness, except for short-term borrowings incurred in the ordinary course of business pursuant to existing credit facilities or any replacement credit facilities;

•	with some exceptions, adopt or enter into any plan, program or arrangement that would be an Employee Benefit Plan (as defined in the Merger Agreement) if it were in effect as the date of the Merger Agreement, or materially amend (including to provide for additional acceleration of vesting or additional rights under) any Employee Benefit Plan, or otherwise increase the compensation or the fringe benefits of any director, officer or employee of Gateway or any of its subsidiaries;

•	other than in the ordinary course of business consistent with past practices, enter into, renew, modify or amend any contracts with a term in excess of 12 months that are not terminable by Gateway and its subsidiaries on less than 120 days’ notice without material penalty to Gateway or such subsidiary, involving payment obligations for any single contract from and after the time the Merger becomes effective (after giving effect to any reduction in payment obligations under such contracts upon a proper termination of such contracts in accordance with their terms) in excess of $5,000,000 in the aggregate; or enter into certain other material contracts described in the Merger Agreement other than in the ordinary course of business, consistent with past practices, or that would require the consent of a third party in the event of or with respect to the Offer or the Merger;

•	change any of its methods of accounting or accounting practices in any material respect other than changes required under United States generally accepted accounting principles;

•	make or change any material tax election, file any amended tax return, settle or compromise any material tax liability, or agree to any extension of a statute of limitations with respect to material taxes;

•	authorize or make capital expenditures which are in excess of $2,000,000 in the aggregate;

•	acquire (by merger, consolidation, acquisition of stock or material assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, except for the purchase of components, raw materials or other inventory or supplies in the ordinary course of business in a manner that is consistent with past practice;

•	settle any material legal proceeding or other claim involving or against Gateway or any of its subsidiaries, except for settlements that would not be material to Gateway and its subsidiaries, taken as a whole, after taking into account existing reserves on Gateway’s balance sheet as of June 30 2007 included in Gateway’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	fail to take any commercially reasonable action in connection with paying any fee or making any filing necessary to maintain any material registered intellectual property of Gateway or any subsidiary;

•	(i) amend or terminate the Rights Agreement or (ii) amend, terminate, waive, release or assign any material rights or claims under any standstill or similar agreement, except to the extent the Gateway board of directors determines in good faith (after consultation with counsel) that the failure to do so would create a material risk of a breach by the Gateway board of directors of its fiduciary duties to Gateway’s stockholders;

•	fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

•	take any action that would reasonably be expected to result in any of the conditions to the Offer or any of the conditions to the Merger not being satisfied or that would reasonably be expected to materially delay the consummation of, or materially impair the ability of Gateway to consummate, the transactions contemplated by the Merger Agreement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, recapitalization or other similar reorganization;

•	enter into, amend, modify or supplement any contract, transaction, commitment or arrangement with any officer, director or other affiliate (or any affiliate of any of the foregoing); or

•	agree in writing to take or commit to any of the foregoing actions.

Acer has consented to Gateway’s entering into definitive agreements relating to the sale of Gateway’s Pro Business (as defined below) and the consummation of such sale in accordance therewith.

Board of Directors.  The Merger Agreement provides that, if requested by Acer, following the Acceptance Time for Shares that satisfy the Minimum Condition and from time to time after the completion of the Offer, Gateway will take all actions necessary to cause persons designated by Acer to become directors of Gateway so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Gateway board of directors (after giving effect to any increase in the number of directors pursuant to this provision) by (ii) the percentage that the number of Shares purchased by the Purchaser pursuant to the Offer (including any Subsequent Offering Period) bears to the total number of Shares then outstanding. Gateway has agreed in the Merger Agreement to use its reasonable best efforts to secure the resignation of directors or to increase the size of the Gateway board of directors (or both) to the extent necessary to permit Acer’s designees to be elected to the Gateway board of directors. At such time, Gateway has agreed to also use its reasonable best efforts to cause individuals designated by Acer to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Gateway board of directors and (y) each board of directors of each subsidiary of Gateway (and each committee thereof) that represents the same percentage as such individuals represent on the Gateway board of directors. Following such election or appointment of Acer’s designees until the effective time of the Merger, the approval of a majority of the directors of Gateway then in office who were not designated by Acer and are not employees of Acer, the Purchaser or their respective affiliates is required to authorize (a) any termination of the Merger Agreement by Gateway, (b) any amendment of the Merger Agreement, (c) any extension of time for performance of any obligation or action under the Merger Agreement by Acer or the Purchaser, or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement that are for the benefit of Gateway, (d) any exercise of Gateway’s rights or remedies under the Merger Agreement, (e) any action seeking to enforce any obligation of Acer or the Purchaser under the Merger Agreement, or (f) any other action with respect to the Merger Agreement, or any transactions contemplated by the Merger Agreement, if such other action would or could adversely affect any holders of Shares other than Acer or the Purchaser.

Stock Options; Restricted Company Shares; Change in Control Compensation Plans.   The Merger Agreement provides that in connection with the Merger, all options to purchase Shares outstanding immediately prior to the effective time of the Merger will become fully vested as of the effective time of the Merger. At the effective time of the Merger, each such option will be converted into the right to receive the merger consideration (i.e., the Offer Price) upon exercise (on a per Share basis) and, if not exercised, will be cancelled in exchange for a cash payment by the Purchaser to the option holders equal to the product of: (i) the excess, if any, of the merger consideration (on a per Share basis) over the exercise price per Share and (ii) the number of Shares issuable upon exercise of the option. The Merger Agreement also provides that as of the effective time of the Merger, each restricted Share then outstanding, whether or not then vested, will automatically become fully vested and free of any forfeiture restrictions and will be converted into the right to receive the merger consideration. Gateway has represented in the Merger Agreement that its board of directors has taken all action necessary to terminate the “Gateway, Inc. Change in Control Compensation Plan, as amended,” immediately prior to the execution of the Merger Agreement.

Employees.  The Merger Agreement provides that through the first anniversary of the effective time of the Merger, each continuing employee of Gateway and its subsidiaries shall be eligible to receive compensation and benefits no less favorable in the aggregate than those provided immediately prior to the effective time of the Merger (excluding the value of equity grants). Acer also agreed not to modify Gateway’s bonus plans before January 1, 2008 and to pay 2007 bonuses in accordance with historical practices. Continuing employees shall be given credit for all service with Gateway (or service credited by Gateway) under all employee benefit plans, programs policies and arrangements maintained by the surviving corporation or Acer or its affiliates in which they participate (or in which they become participants) for purposes of eligibility and vesting, and benefit accrual for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, and (iii) vacation benefits. In addition, under health and welfare plans maintained by Acer or its affiliates in which continuing employees are eligible to participate after the effective time of the Merger, to the extent permitted by the applicable plan, Acer will cause (i) certain pre-existing conditions and exclusions under such plans to be waived to the extent such conditions and exclusions were satisfied or did not apply under the welfare plans maintained by Gateway or its affiliates prior to the effective time of the Merger and (ii) co-payments and deductibles paid by such employees prior to the effective time of the Merger to be taken into account under any analogous provisions in such plans. Notwithstanding anything to the contrary, credit shall not be given for service to the extent such credit would result in duplication of benefits.

Indemnification and Insurance.  Acer has agreed in the Merger Agreement that after the effective time of the Merger, Acer will cause the surviving corporation and its subsidiaries to fulfill and honor in all respects the obligations of Gateway and its subsidiaries pursuant to any indemnification agreement in effect between Gateway or any of its subsidiaries with each individual who is or was an officer or director of Gateway at or at any time prior to the Acceptance Time (collectively, the “Indemnified Parties”) or any indemnification and exculpation provision set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Gateway or any of its subsidiaries as in effect on the date of the Merger Agreement. The certificate of incorporation and bylaws of the surviving corporation will contain the provisions with respect to indemnification and exculpation from liability set forth in Gateway’s certificate of incorporation and on the date of the Merger Agreement and, from and after the Merger, except as required by applicable legal requirements, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Party. At the effective time of the Merger, Acer will cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the Indemnified Parties at the current coverage level and scope of liability insurance coverage as set forth in Gateway’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement. Such “tail” insurance policies will provide coverage through the sixth anniversary of the date of the Merger, so long as the aggregate annual premium is not greater than 250% of the annual premium paid by Gateway for its existing directors’ and officers’ liability insurance policies during 2006. In the event that such amount is insufficient for such coverage, the surviving corporation may spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Regulatory Filings; Commercially Reasonable Best Efforts.  The Merger Agreement provides that each of Acer, the Purchaser and Gateway will promptly make and effect all registrations, filings and submissions required to be made or effected by it pursuant to the HSR Act, Exon-Florio, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger, defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement and execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that each of Acer, the Purchaser and Gateway shall use its commercially reasonable best efforts to promptly take and cause its affiliates to promptly take all actions and steps necessary to obtain clearance or approval from the Federal Trade Commission (the “FTC”), CFIUS and others in connection with the transactions contemplated by the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains various representations and warranties made by Gateway to Acer and the Purchaser, including representations relating to due organization, good standing and corporate power of Gateway and its subsidiaries; capitalization; SEC filings; financial statements and absence of undisclosed liabilities; absence of certain changes; intellectual property rights; title to assets and real property; contracts; compliance with legal requirements; legal proceedings and orders; governmental authorizations; tax matters; employee benefit plans; labor matters; environmental matters; insurance; transactions with affiliates;

corporate authorizations; non-contravention and consents; board approvals; stockholder vote requirements; opinion of financial advisor; brokers; the Letter Agreement; the Top-Up Option; Schedule 14D-9; and information in any proxy statement. These representations and warranties were made to and solely for the benefit of Acer and the Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Gateway delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Gateway’s public disclosures. None of the representations and warranties in the Merger Agreement survive the effective time of the Merger.

Certain representations and warranties of Gateway in the Merger Agreement provide exceptions for items that would not have a “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any event, change, circumstance, effect or state of facts (each, an “Effect”) that, individually or in the aggregate when taken together with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or condition (financial or otherwise) of Gateway and its subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Gateway to perform its obligations under the Merger Agreement; provided, however, that none of the following will be taken into account in determining whether a Company Material Adverse Effect exists: (a) any adverse Effect that results from general economic, financial or market conditions to the extent that such Effect does not have a materially disproportionate impact on Gateway and its subsidiaries, taken as a whole; (b) any adverse Effect arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event to the extent that such Effect does not have a materially disproportionate impact on Gateway and its subsidiaries, taken as a whole; (c) any adverse Effect (including any loss of employees, any cancellation of or delay in customer orders or any litigation) arising from or otherwise relating to the announcement or pendency of the Merger Agreement, the Offer or the Merger; (d) any adverse Effect resulting from or arising out of actions taken pursuant to (and required by) the Merger Agreement or at the request of Acer or Purchaser or the failure to take any actions due to restrictions set forth in the Merger Agreement; (e) any changes in the price or trading volume of Gateway’s stock, in and of itself (provided that the exception in this clause (e) will not prevent or otherwise affect a determination that any effect underlying such change has resulted in a Company Material Adverse Effect); (f) any failure by Gateway to meet published revenue or earnings projections, in and of itself (provided that the exception in this clause (f) will not prevent or otherwise affect a determination that any effect underlying such change has resulted in a Company Material Adverse Effect); (g) any adverse Effect arising out of or resulting from any legal claims or other proceedings made by any of Gateway’s stockholders arising out of or related to the Merger Agreement, the Offer or the Merger; (h) other changes reasonably foreseeable as a result of the announcement of the transactions contemplated by the Merger Agreement; (i) disruptions in the availability or quality of components available to Gateway or its suppliers or finished goods available to Gateway as a result of market constraints or transportation conditions or similar factors to the extent that such Effect does not have a materially disproportionate impact on Gateway and its subsidiaries, taken as a whole; (j) any adverse Effect resulting from or arising out of the announcement, pendency, consummation, non-consummation, or terms and conditions, of the sale of Gateway’s “Professional Division” or that portion of Gateway’s consumer direct division that provides business-related products and technical services to small to medium-sized businesses (collectively, the “Pro Business”) or (k) any adverse Effect resulting from any changes in applicable law, rules, regulations or GAAP or other accounting standards, or authoritative interpretations thereof.

Amendments and Modifications.  Subject to the approval requirements described above under “Board of Directors,” the Merger Agreement may be amended with the approval of Acer, the Purchaser and Gateway at any time prior to the Merger; provided, however, that (i) after the Purchaser purchases any Shares pursuant to the Offer, no amendment shall be made which decreases the merger consideration, and (ii) after any adoption of the Merger Agreement by Gateway’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of Gateway without the further approval of such stockholders.

Tender and Support Agreements

Douglas L. Lacey, Dave Russell, J. Edward Coleman, Richard D. Snyder, Janet M. Clarke, Scott Galloway, Joseph G. Parham, Jr., Paul E. Weaver, Quincy L. Allen and George H. Krauss, who represent all of the directors of Gateway, have entered into tender and support agreements with Acer and the Purchase pursuant to which, among other things, those stockholders have agreed to tender the shares of Gateway common stock beneficially owned by them in the Offer. Avalon Capital Group, LLC also has entered into a tender and support agreement with Acer and the Purchaser pursuant to which, among other things, it has agreed to tender the Shares of Gateway common stock directly owned by it in the Offer. These tender and support agreements cover an aggregate of 46,948,248 shares, representing approximately 12.57% of the currently outstanding Shares.

Non-Disclosure Agreement

As a condition to being furnished Confidential Information (as defined in a Non-Disclosure Agreement between the parties dated as of August 3, 2007), Acer has agreed, among other things, that it will hold the Confidential Information in confidence, will not disclose the Confidential Information to any one other than its representatives and will not use the Confidential Information for any purpose except to further a potential business relationship between Gateway and Acer. Acer’s obligations under the Non-Disclosure Agreement do not apply to the extent that the Confidential Information (i) is, as of the date of the Non-Disclosure Agreement, or thereafter becomes, generally known or available to the public other than by a breach of the Non-Disclosure Agreement by Acer or its representatives, (ii) was acquired by Acer before receiving such information from Gateway, (iii) is after the date of the Non-Disclosure Agreement rightfully furnished to Acer without restriction as to use or disclosure by a third party authorized to make such disclosure, (iv) is information that was independently developed by Acer without reference to the Confidential Information disclosed by Gateway, or (v) is disclosed with the prior written consent of Gateway.

In addition, Acer agreed, among other things, that for a period of one year from the date of the Non-Disclosure Agreement, Acer will not (unless Gateway has requested or agreed in writing that Acer take such action), directly or indirectly, (i) propose to Gateway, or intentionally encourage or assist any other person in connection with, any acquisition, tender or exchange offer, merger or other business combination or similar transaction between Acer, Gateway and/or its security holders, or involving Gateway, any of its securities or security holders, (ii) solicit or participate in, or make any public announcement regarding, any solicitation, or actively encourage or assist any person with respect to any solicitation, of any consent or proxy or vote to vote any voting security of Gateway, (iii) acquire, propose to acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly (x) control of, or otherwise seek to influence the management, board of directors or policies of, Gateway or (y) any of Gateway’s securities, businesses or assets, (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing, or (v) take any action that might legally compel Gateway or Acer to make a public announcement regarding the Non-Disclosure Agreement or the foregoing. The obligations described in this paragraph are referred to as, the “Standstill Obligations.”

The Standstill Obligations terminate upon the acquisition, merger or consolidation of, or other business combination or similar transaction involving, Gateway or the acquisition of all or substantially all of Gateway’s assets or businesses. In addition, Acer and its representatives will be released from the Standstill Obligations in the event there is a public announcement that (i) a third party or group has made, or has announced its intention to make, an unsolicited offer to acquire (in any manner), or is assisting or encouraging any other party to acquire or make an unsolicited offer to acquire (in any manner), or makes with the consent of Gateway a public offer to acquire (in any manner), directly or indirectly, control of Gateway or the Gateway board of directors (including, without limitation, through a solicitation of proxies) or any voting securities of Gateway or all or substantially all of the businesses or assets of Gateway, without the consent of the Gateway board of directors or (ii) Gateway and any person or group have entered into or announced their intention to enter into an agreement (A) that, if consummated, would result in that person or group, directly or indirectly, acquiring control of Gateway (in any manner) or acquiring all or substantially all of the assets of Gateway, or (B) otherwise to engage in any transaction that would require the approval of Gateway’s stockholders, other than a minority equity or convertible debt or convertible equity offering or private placement that would not constitute a change of control, where (x) no stockholder or “group” (as defined above) acquires in such offering or placement in excess of 15% of the outstanding common shares or securities that as of the date of the offering or placement would convert into in excess of 15% of the outstanding common shares, and (y) no strategic investor or competitor acquires in such offering or placement in excess of 5% of the outstanding common shares or securities that as of the date of the offering or placement would convert into in excess of 5% of the outstanding common shares.

Acer further agreed under the Non-Disclosure Agreement that, for a period of one year from the date of the Non-Disclosure Agreement, it would not solicit to employ or employ any of the current officers of Gateway or any other employees employed by Gateway to whom Acer is introduced as a result of or in connection with the purpose of furthering a potential business relationship between Gateway and Acer, so long as they are employed by Gateway, without obtaining the prior written consent of Gateway. However, the foregoing will not prevent Acer from hiring any such person who approached Acer or any agent (including placement and recruitment agencies).

Exclusivity Agreement

Acer and Gateway entered into an Exclusivity Agreement on August 17, 2007. Pursuant to the Exclusivity Agreement, Gateway agreed in particular, during the period of time between August 17, 2007 and August 27, 2007, not to, and to instruct its representatives not to: (i) solicit, or knowingly encourage or knowingly facilitate, the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than Acer and its representatives) relating to a possible acquisition involving Gateway; or (ii) participate in any discussions or negotiations to enter into any agreement with, or provide any nonpublic information to, any person or entity (other than Acer and its representatives) relating to or in connection with a possible acquisition involving Gateway. Gateway also agreed to, and to cause each of its representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Acer and its representatives) relating to a possible acquisition transaction involving Gateway.

Plans for Gateway

After the purchase of Shares by the Purchaser pursuant to the Offer, Acer may appoint its representatives to the Gateway board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Acer intends to operate Gateway as a direct or indirect subsidiary of Acer under the direction of Acer’s management. Acer’s principal reason for acquiring Gateway is the strategic fit of Gateway’s operations with Acer’s operations.

The Purchaser intends to continue to review Gateway’s business, operations, capitalization and management. Accordingly, the Purchaser reserves the right to change its plans and intentions at any time, as it deems appropriate.

Extraordinary Corporate Transactions

Gateway has announced that it is in discussions with a third party to divest its Pro Business. In addition to the acquisition of Gateway itself, Gateway has announced its intention to exercise its right of first refusal to acquire from Mr. Hui all of the Packard Bell Shares. See Section 12 “Purpose of the Offer, The Merger Agreement; Plans for Gateway — The Merger Agreement” of this Offer to Purchase.

Except as indicated in this Offer to Purchase, the Purchaser has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gateway or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Gateway or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Gateway, (4) any change to Gateway’s present management, (5) any other material changes in Gateway’s corporate structure or business, (6) any class of equity securities of Gateway being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (7) any class of equity securities of Gateway becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

The Purchaser intends to continue to review Gateway’s business, operations, capitalization and management. Accordingly, the Purchaser reserves the right to change its plans and intentions at any time, as it deems appropriate.

Appraisal Rights

The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares that did not tender their Shares in the Offer and did not vote in favor of the Merger or consent to the Merger in writing, and that comply with the applicable statutory procedures under Section 262 of the DGCL (the “Appraisal Provisions”), will have certain rights to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the Appraisal Provisions will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. Acer and the Purchaser do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

Rights Agreement

Gateway has represented in the Merger Agreement that it has amended the Rights Agreement prior to the execution of the Merger Agreement so that (i) neither Acer nor the Purchaser are be deemed to be an “Acquiring Person” for purposes of the Rights Agreement and (ii) no “Distribution Date” or “Stock Acquisition Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) will be deemed to occur as a result of the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby. As a result, the Rights will not separate from the Shares and will not become exercisable as a result of the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby.

13.	Dividends and Distributions

As discussed in Section 12, the Merger Agreement provides that from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement and the time at which the Merger becomes effective, without the prior written consent of Acer and subject to some other exceptions, Gateway and each of its subsidiaries will not declare, set aside or pay any dividend or make any other distribution (whether payable in cash, stock or property) with respect to any shares of Gateway’s capital stock.

14.	Certain Conditions of the Offer

The Merger Agreement provides that the Purchaser is not obligated to accept for payment and, subject to the rules and regulations of the SEC, is not obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for), unless, prior to the Expiration Date (as it may have been extended pursuant to the Merger Agreement) there have been validly tendered and not properly withdrawn Shares that, considered together with all other Shares beneficially owned by Acer and its affiliates, represent at least a majority of the total number of Shares outstanding at the Expiration Date on a “fully diluted basis.”

In addition, the Purchaser is not required to accept for payment and, subject to the rules and regulations of the SEC, is not obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment and paid for) unless, prior to the Expiration Date (as it may be extended pursuant to the Merger Agreement): (1) the waiting periods under the HSR Act and the Canadian Competition Act, and the review period under the Fair Trade Act of 2002 of the Republic of China, have expired or otherwise been terminated; or (2) the period of time for any applicable review process by CFIUS under Exon-Florio (including, if applicable, any investigation commenced thereunder) has expired or been terminated, CFIUS has provided a written notice to the effect that review of the transactions contemplated by the Merger Agreement has been concluded and that a determination has been made that there are no issues of national security sufficient to warrant investigation under Exon-Florio, or the President of the United States has made a decision not to block the transaction.

Furthermore, the Purchaser is not required to accept for payment and, subject to the rules and regulations of the SEC, is not obligated to pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the Expiration Date (as it may be extended pursuant to the Merger Agreement) and before acceptance of such Shares for payment, any of the following events has occurred and is at such time continuing:

(a) there is any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act and the Canadian Competition Act, the review period under the Fair Trade Act of 2002 of the Republic of China and the review period of CFIUS to the Offer or to the consummation of the Merger, which is then in effect and: (i) makes illegal or otherwise prohibits the acceptance for payment of, and payment for, Shares pursuant to the Offer or the Merger, (ii) restricts, prohibits or limits the ownership or operation by Acer or Purchaser or their subsidiaries of all or any material portion of the business or assets of Gateway or any of their respective subsidiaries or compel Acer or Purchaser or any of their respective subsidiaries to dispose of or hold separately all or any material portion of the business or assets of Acer or Purchaser or Gateway or any of their respective subsidiaries, or imposes any material limitation, restriction or prohibition on the ability of Acer or Gateway or their subsidiaries to conduct its business or own such assets, (iii) imposes material limitations on the ability of Acer or the Purchaser or their subsidiaries to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Acer or their subsidiaries pursuant to the Offer on all matters properly presented to Gateway’s stockholders, or (iv) requires divestiture by Acer or Purchaser or their subsidiaries of any Shares (the “Other Governmental Actions Condition”); or

(b) any of the representations and warranties of Gateway set forth in the Merger Agreement are not true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or similar terms set forth in the Merger Agreement) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date); or

(c) Gateway has failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement; or

(d) there has occurred any Effect (as defined above) arising after the date of the Merger Agreement which has had or would reasonably be expected have, either individually or in the aggregate, a Company Material Adverse Effect; or

(e) Gateway and Acer have reached a mutual written agreement either that the Offer be terminated or the Merger Agreement be terminated, or the Merger Agreement has been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Acer and the Purchaser, may be asserted only by Acer or the Purchaser regardless of the circumstances giving rise to such condition except as provided by the Merger Agreement (other than any such circumstances caused by or substantially contributed to by any breach by Acer or the Purchaser of any of their representations, warranties, covenants, agreements or obligations under the Merger Agreement), and may be waived only by Acer or the Purchaser, in whole or in part at any time and from time to time and in the sole discretion of Acer or the Purchaser, subject in each case to the terms of the Merger Agreement. Subject to the terms of the Merger Agreement, the failure of Acer or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case, prior to the acceptance for payment of, and payment for, tendered Shares.

15.	Certain Legal Matters

General.  Except as described in this Section 15, based on a review of publicly available filings made by Gateway with the SEC and other publicly available information concerning Gateway and information supplied by Gateway, none of Acer, the Purchaser or Gateway is aware of any license or regulatory permit that appears to be material to the business of Gateway and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of the Shares (and the indirect acquisition of the stock of Gateway’s subsidiaries) or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by the Purchaser as contemplated by the Offer. Should any such approval or other action be required, Acer and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If any of the adverse actions are taken with respect to the matters discussed in this Section, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer.”

State Takeover Laws.  A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Gateway is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Gateway from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (i) prior to the time such person became an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to the time such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

The Gateway board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purposes of Section 203 of the DGCL.

Based on information supplied by Gateway and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Gateway board of directors, the Purchaser does not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Acer nor the Purchaser has currently attempted to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer.”

Antitrust

United States.  Acer and Gateway are each required to file a Notification and Report Form with respect to the Offer under the HSR Act prior to completing the Offer. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing of a Notification and Report Form with respect to the Offer, unless Acer receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. Acer and Gateway each filed a Notification and Report Form with respect to the Offer on August 31, 2007. As such, the initial waiting period will expire on September 17, 2007. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Acer and Gateway concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Acer. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of Gateway. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Gateway or its subsidiaries or Acer or its subsidiaries. Private parties, including state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Canada.  The transaction is a “notifiable transaction” for purposes of Part IX of the Competition Act, and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner of Competition. The waiting period is from 2 weeks to 6 weeks from the time a complete notification is provided to the Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Competition Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Acer and Gateway intend to file short-form notifications with the Commissioner, and Acer intends to request that the Commissioner issue an advance ruling certificate, in respect of the Offer and the Merger as soon as practicable following commencement of the Offer. It is a condition of the Offer that the required waiting period shall have expired or been earlier terminated or the Commissioner shall have issued an advance ruling certificate or an appropriate “no-action” letter.

Republic of China (Taiwan).  A combination filing must be made with and prior approval of the Fair Trade Commission of Taiwan must be obtained before the transaction may be completed under the provisions of the Fair Trade Act of 2002. Once a complete application is made, the Fair Trade Commission has 30 working days in which to affirmatively reject the application or request an extension of its review period. The Fair Trade Commission may shorten the waiting period by accepting the transaction or rejecting it, or extend the review period. It is a condition to the Offer that the review period of the Fair Trade Act of 2002 shall have expired or otherwise been terminated prior to the Expiration Date.

Germany.  In connection with the transaction a filing must be made with the Federal Cartel Office pursuant to the Act against Restraints of Competition of 1958 (Gesetz Wettbewerbsbeschränkungen — ARC) as amended. The initial statutory Phase I review period is one month from receipt of a complete notification. It is not a condition to the Offer that the review period of the ARC shall have expired or otherwise been terminated prior to the Expiration Date.

The People’s Republic of China.  In connection with the transaction a filing must be made with the MOFCOM (Ministry of Commerce) and the SAIC (State Administration of Industry and Commerce) pursuant to the Rules on Mergers with and Acquisitions of Domestic Entreprises by Foreign Investors effective as of September 6, 2006. The initial statutory review period is 30 working days from receipt of a complete notification by MOFCOM and SAIC. It is not a condition to the Offer that the review period of the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign investors shall have expired or otherwise been terminated prior to the Expiration Date.

Mexico.  In connection with the transaction a filing must be made with the Commission pursuant to the Federal Law on Economic Competition (FLEC), as amended. The initial statutory review period can range between 15-35 working days is up to from receipt of a complete notification depending on whether the filing is made under the fast track procedure or the general procedure. It is not a condition to the Offer that the review period of the FLEC shall have expired or otherwise been terminated prior to the Expiration Date.

There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Exon-Florio; CFIUS

Exon-Florio empowers the President of the United States to prohibit or suspend an acquisition of or investment in a U.S. company by a “foreign person” if the President, after investigation, finds credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security. By a 1988 executive order, the President delegated to CFIUS the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit a voluntary notice of the transaction to CFIUS. CFIUS also has the power to initiate reviews in the absence of a voluntary notification. CFIUS has 30 calendar days from the date it accepts the submission to review the transaction and decide whether to initiate a formal investigation. If CFIUS declines to investigate, it sends a “no investigation” letter, and the review process is complete. If CFIUS decides to investigate, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction.

Acer and Gateway submitted a draft notice to CFIUS on August 30, 2007 and intend to submit on or about September 4, 2007, a joint notice of the proposed transaction to CFIUS, in accordance with the regulations implementing Exon-Florio. Although Acer and the Purchaser do not believe an investigation of, or recommendation to block, the Offer or the Merger by CFIUS is warranted under the standards of Exon-Florio, CFIUS and the President of the United States have considerable discretion under Exon-Florio to conduct investigations, block transactions and request that the parties to any transaction submit to a mitigation agreement for the transaction to proceed. The Exon-Florio Condition must be satisfied or waived prior to the Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer.

16.	Fees and Expenses

Citigroup is acting as a financial advisor to Acer in connection with the Offer and the Merger. In such capacity, Acer has agreed to pay Citigroup reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Acer has agreed to indemnify Citigroup and related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of business, Citigroup, its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Acer and the Purchaser have retained D.F. King & Co., Inc. to act as the Information Agent and Citibank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Acer will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the United States federal securities laws.

Neither Acer nor the Purchaser will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other forwarding agents will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Neither Acer nor the Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither Acer nor the Purchaser has authorized any person to give any information or to make any representation on behalf of Acer or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Acer and the Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Gateway has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedule 14D-9 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 “Certain Information Concerning Gateway” and Section 9 “Certain Information Concerning Acer and the Purchaser” of this Offer to Purchase.

GALAXY ACQUISITION CORP.

September 4, 2007

ANNEX I

Directors and Executive Officers of Acer and the Purchaser

The names of the directors and executive officers of Acer and the Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer is a citizen of the Republic of China and his or her principal business address is 8F, 88, Sec. 1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C.

Acer

Directors

Pier Carlo Falotti
Director since June 2005

Mr. Pier Carlo Falotti, 65 years old, has been retired since 2000. Prior to that, Mr. Falotti was the President and Chief Executive Officer of AT&T Europe from 1994 to 1996 and Chief Financial Officer of Oracle Corporation from 1996 to 2000. Mr. Falotti is an Italian citizen. His business address is 15 Chemin des Vignes, 1299 Crans, Switzerland.

George Huang
Supervisor since June 2005

Mr. George Huang, 58 years old, is currently retired. From June 2003 until April 2007, Mr. Huang was Vice Chairman of Taiwan Fixed Networks. From March 2003 to December 2004, he was also Senior Advisor of Acer Group. From August 2001 to March 2003, Mr. Huang was a Partner of Acer. Mr. Huang, before becoming Supervisor, was a director of Acer from March 2002 to June 2005.

Gianfranco Lanci
Director since June 2005

Mr. Gianfranco Lanci, 53 years old, has been President of Acer since January 2004. From May 1997 to December 2003, Mr. Lanci was RO President of Acer EMEA (Europe, Middle East, Africa). Mr. Lanci is an Italian citizen. His business address is Acer Italy s.r.l.,Via Lepetit, 40, 20020 Lainate, Milano, Italy.

Philip Peng
Director since June 2005

Mr. Peng, 54 years old, has been President of iD SoftCapital Inc. since January 2005. From August 1998 to December 2004, Mr. Peng was Vice President and Chief Financial Officer of Acer. Mr. Peng’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.

Chen-Jung Shih (also known as Stan Shih)
Director since March 2002

Mr. Stan Shih, 63 years old, is a founder of Acer Group. Since January 2005, Mr. Shih has served as Chairman of iD SoftCapital Group. From August 1976 to December 2004, Mr. Shih was Chairman of Acer. Mr. Shih’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.

Cheng-Tang Wang (also known as J.T. Wang)
Director since March 2002

Mr. J.T. Wang, 53 years old, has been the Chairman and Chief Executive Officer of Acer since January 2005. Prior to that, Mr. Wang served as the President of Acer from November 2001 to January 2005.

Jen Zen Wong (also known as Jim Wong)
Director since June 2005

Mr. Jim Wong, 49 years old, has been Senior Corporate Vice President of Acer and President of the IT products business group of Acer since October 2001.

Teu-Hua Shih Yeh (also known as Carolyn Yeh)
Supervisor since June 2005

Ms. Yeh, 60 years old, has been the Chairman of iD SoftCapital Inc. since February 2005. Ms. Yeh was Chief Accounting Officer of Acer from November 2001 to January 2005. Ms. Yeh was also Senior Vice President of Acer from January 2004 to December 2004 and Vice President of Acer from November 1992 to December 2003. Her business address is 7F, No. 122, Dunhua N. Rd., Taipei 10595, Taiwan, R.O.C.

Yen-Liang Yin
Director since March 2002

Mr. Yen-Liang Yin, 57 years old, has been the Chief Executive Officer and President of Ruentex Group since 1996. Mr. Yin’s business address is 14F, 308 Bade Road Sec. 2, Taipei, Taiwan, R.O.C.

Executive Officers

Stan Shih
Founder

See above.

Gianfranco Lanci
President

See above.

Chan Haw (also known as Howard Chan)
Chief Financial Officer and Vice President

Mr. Howard Chan, 55 years old, has been Chief Financial Officer of Acer since January 2005. Mr. Chan was a Vice President (Treasury Division) of Acer from December 2001 to December 2004.

Ching-Jen Chang (also known as Calvin Chang)
Vice President

Mr. Calvin Chang, 50 years old, has been Vice President (Marketing Division of Taiwan Operations Business Group) of Acer since April 2003. From July 2001 to March 2003, Mr. Chang was Director of the Marketing Division of Taiwan Operations Business Group of Acer.

James Chiang
Vice President

Mr. James Chiang, 52 years old, has been Vice President of Acer and President of the Channel Business Group of Acer since May 2002. From November 2001 to May 2002, Mr. Chiang was Business Group President of the e-Enabling Services Business Group of Acer.

Angelina Hwang
Vice President

Ms. Angelina Hwang, 50 years old, has been a Vice President (System Integration Service Business Unit / e-Enabling Services Business Group) of Acer since November 2002. From April 1998 to October 2002, Ms. Hwang was President of Vision Tech Inc.

Tai-Yueh Lay (also known as TY Lay)
Vice President

Mr. Tai-Yueh Lay, 55 years old, has been Vice President of Acer since 2001 and President of Acer’s China Business Group (Acer Computer Shanghai Ltd.) since April 2005. Mr. Lay was also Chief Staff of the Chairman Office of Acer from January 2005 to March 2005 and President of the International Operation of Acer from November 2001 to December 2004.

Jackson Lin
Vice President

Mr. Jackson Lin, 51 years old, has been Vice President (IT Products Business Group) of Acer since February 2004. Prior to February 2004, he was Vice President (Material Management) of Wistron Inc. from June 2002 to February 2004. From October 2000 to June 2002, Mr. Lin was President of EB Easy (TWN) Corp.

Jafa Lin
Vice President

Mr. Jafa Lin, 51 years old, has been Vice President (Channel Business Division of Taiwan Operations Business Group) of Acer since April 2003. From May 1997 to March 2003, he was Director of the VAR Business Division of Taiwan Operations Business Group of Acer.

I-Wan Lin (also known as Steve Lin)
Vice President

Mr. Steve Lin, 53 years old, has been Vice President of Acer and President of Acer Asia Pacific Regional Operation since January 2005. Prior to January 2005, he served as Regional President of the International Operation Department of Acer from November 2001 to December 2004.

Scott Lin
Vice President

Mr. Scott Lin, 57 years old, has been Vice President of Acer and President of the Taiwan Operations Business Group of Acer from April 2005. From November 2001 to March 2005, Mr. Lin was President of the Greater China Operations Business Group of Acer.

Grace Lung
Director of Corporate Finance

Ms. Grace Lung, 51 years old, has been Director of Corporate Finance since November 2003. From January 2000 until October 2003, she was Assistant Vice President of the Business Analysis Department of Acer.

YS Shiau (Yu-Hsiang Hsiao)
Director of Operating Business

Mr. YS Shiau, 46 years old, has been Director of HsinChu Branch, Taiwan Operation Business Group of Acer since July 2002. From November 2001 to June 2002, Mr. Shiau was Director of KaoHsiung Branch, Taiwan Operation Business Group of Acer.

Peter Shieh
Vice President

Mr. Peter Shieh, 48 years old, has been a Vice President of Acer since July 2002. From November 2001 to June 2002, Mr. Shieh served as Vice President (Sales and Marketing Business Unit, e-Enabling Services Business Group) of Acer.

J.T. Wang
Chairman and Chief Executive Officer

See above.

Ben Wan
President of e-Enabling Services Business Group

Mr. Ben Wan, 53 years old, has been President of e-Enabling Services Business Group of Acer since May 2002. From March 1999 to May 2002, Mr. Wan was President of ARC Consultants Ltd.

Jen Zen Wong (also known as Jim Wong)
Vice President

See above.

PH Wu (Pai-Huan Wu)
Director of TaiChung Branch

Mr. PH Wu, 50 years old, has been Director of TaiChung Branch, Taiwan Operation Business Group of Acer since November 2004. From May 2004 to October 2004, Mr. Wu was Vice President of Greater China Business Group Unit of Acer. Prior to that, Mr. Wu was Special Assistant of Greater China Business Group of Acer. From November 2001 to February 2003, he was Assistant Vice President of TaiChung Branch, Taiwan Operation Business Group of Acer.

TC Yang (Tsan-Chen Yang)
Director KaoHsiung Branch

Mr. TC Yang, 49 years old, has been Director of KaoHsiung Branch / Taiwan Operation Business Group since September 2003. From May 1998 until August 2003, Mr. Yang was Assistant Vice President of the Greater China Business Unit of Acer.

The Purchaser

Sole Director

J.T. Wang
Director since 2007

See above, under “Acer.”

Executive Officers

J.T. Wang
President

See above, under “Acer.”

Howard Chan
Chief Financial Officer and Secretary

See above, under “Acer.”

ANNEX II

Delaware General Corporation Law

§262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Gateway or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Citibank, N.A.

By Mail:	By Facsimile Transmission: (For Eligible Institutions Only)	By Overnight Mail:
Computershare Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	(617) 360-6810 Confirm Facsimile Transmission: (781) 575-2332	Computershare Attn: Corporate Actions Voluntary Offer 250 Royall Street Canton, MA 02021

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.
48 Wall Street
New York, New York 10005
Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 290-6427